                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                               MEADOWCRAFT, INC.
                                       at
                              $10.00 Net Per Share
                                       by
                              MWI ACQUISITION CO.,
                  A Wholly-Owned Subsidiary of SRB-MWI, L.L.C.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 17, 1999,
                          UNLESS THE OFFER IS EXTENDED
                             ---------------------

     THE BOARD OF DIRECTORS OF MEADOWCRAFT, INC. (THE "COMPANY"), BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF NON-EMPLOYEE INDEPENDENT DIRECTORS OF THE COMPANY, HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER (AS DEFINED HEREIN) ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN SRB-MWI, L.L.C. ("PARENT") AND ITS AFFILIATES), HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "INTRODUCTION," AND "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER." THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, AND NEITHER THE OFFER NOR THE MERGER IS SUBJECT TO ANY FINANCING CONDITION.
                             ---------------------
                                   IMPORTANT

     Any stockholder who desires to tender all or any portion of such stockholder's Shares (as defined herein) should either (1) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary (at the Depositary's address set forth on the back cover of this Offer to Purchase), and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such stockholder's Shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares" or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth under the caption "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares."

     Questions or requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             ---------------------

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

               The date of this Offer to Purchase is May 19, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1

SPECIAL FACTORS.............................................    4
  Background of the Offer...................................    4
  Recommendation of the Special Committee and the Company
     Board;
     Fairness of the Offer and the Merger...................    7
     Recommendation of the Special Committee and the Company
      Board.................................................    7
     Fairness of the Offer and the Merger...................    7
  Opinion of Financial Advisor to the Special Committee.....   10
  Position of Parent and Purchaser Regarding Fairness of the
     Offer and the Merger...................................   15
  Purpose and Structure of the Offer and the Merger;
     Reasons of Parent for the Offer and the Merger.........   15
  Plans for the Company after the Offer and the Merger......   16
  Rights of Stockholders in the Offer and the Merger........   16
  The Merger Agreement......................................   17
     The Offer..............................................   17
     The Merger.............................................   18
     Representations and Warranties.........................   18
     Covenants..............................................   18
     Conditions of the Offer................................   20
     Conditions to the Merger...............................   20
     Termination............................................   20
     Effect of Termination..................................   21
     Certain Fees and Expenses..............................   21
     Amendments and Waivers.................................   21
  Interests of Certain Persons in the Offer and the
     Merger.................................................   21
     Beneficial Ownership of the Shares.....................   21
     Management of Parent After the Merger..................   21
     Fees of the Special Committee..........................   22
     Aggregate Annual Compensation of the Executive Officers
      of the Company........................................   22

THE TENDER OFFER............................................   23
  Terms of the Offer; Expiration Date.......................   23
  Acceptance for Payment and Payment for Shares.............   24
  Procedures for Accepting the Offer and Tendering Shares...   25
     Book-Entry Transfer....................................   26
     Signature Guarantees...................................   26
     Guaranteed Delivery....................................   26
     Determination of Validity..............................   27
     Other Requirements.....................................   27
  Withdrawal Rights.........................................   28
  Certain Federal Income Tax Consequences...................   28
  Price Range of Shares; Dividends..........................   29
  Certain Information Concerning the Company................   30
     General................................................   30
     Transaction with Director..............................   30
     Financial Information..................................   31
     Certain Projections....................................   32

                                                              PAGE
                                                              ----
     Purchases of Shares by the Company.....................   33
  Certain Information Concerning Parent and Purchaser.......   33
  Financing of the Offer and the Merger.....................   34
  Dividends and Distributions...............................   36
  Certain Effects of the Offer..............................   37
     Market for the Shares..................................   37
     Stock Quotation........................................   37
     Exchange Act Registration..............................   37
     Margin Regulations.....................................   38
     Increased Interest in Net Book Value and Net Earnings
      of the Company........................................   38
  Certain Conditions of the Offer...........................   38
  Certain Legal Matters.....................................   39
     General................................................   39
     Antitrust..............................................   40
     State Takeover Laws....................................   40
  Certain Litigation........................................   41
  Fees and Expenses.........................................   41
  Miscellaneous.............................................   42

                            SCHEDULES AND ANNEXES

SCHEDULE I  --   Directors and Executive Officers of the Company
ANNEX A     --   Agreement and Plan of Merger
ANNEX B     --   Opinion of Wachovia Securities, Inc.
ANNEX C     --   Rights of Dissenting Stockholders under the Delaware General
                 Corporation Law
ANNEX D     --   Audited Financial Statements (and Related Notes) for the
                 Company for the Fiscal Years Ended July 31, 1997 and July
                 31, 1998
ANNEX E     --   Unaudited Financial Statements (and Related Notes) for the
                 Company for the Thirteen-Week and Six-Month Periods Ended
                 January 31, 1999

TO THE HOLDERS OF COMMON STOCK OF MEADOWCRAFT, INC.:

                                  INTRODUCTION

     MWI Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), hereby offers to purchase any and all issued and outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Meadowcraft, Inc. (the "Company"), a Delaware corporation, at a price of $10.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See "The Tender Offer -- Certain Federal Income Tax Consequences." Purchaser will pay all charges and expenses of American Stock Transfer and Trust Company, as Depositary (in such capacity, the "Depositary"), and D.F. King & Co., Inc., as Information Agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. For a description of the fees and expenses to be paid by Purchaser, see "The Tender Offer -- Fees and Expenses."

     As of May 18, 1999, Parent beneficially owned 14,392,931 of the 19,708,750 outstanding Shares, and Samuel R. Blount, the sole Manager of Parent, Chairman and Chief Executive Officer of Purchaser and Chairman of the Company, beneficially owned an additional 100 Shares, representing in the aggregate approximately 73% of the Shares then outstanding.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF NON-EMPLOYEE INDEPENDENT DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE"), HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT AND ITS AFFILIATES), HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Wachovia Securities, Inc. ("Wachovia Securities"), financial advisor to the Special Committee, has delivered a written opinion to the Special Committee, dated May 13, 1999 (the "Wachovia Securities Opinion"), to the effect that, as of that date, the consideration to be paid to the stockholders (other than Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view to such stockholders. See "Special Factors -- Opinion of Financial Advisor to the Special Committee." THE FULL TEXT OF THE WACHOVIA SECURITIES OPINION IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF WACHOVIA SECURITIES AND TO READ THE DESCRIPTION OF SUCH OPINION UNDER THE CAPTION "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE."

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 13, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Offer is not conditioned on obtaining financing or on any minimum number of Shares being tendered. The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions as more fully set forth herein. See "The Tender Offer --

Certain Conditions of the Offer." The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction (or waiver, to the extent permissible under the Merger Agreement) of the other conditions set forth in the Merger Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent or its affiliates or Shares as to which appraisal rights have been exercised) shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "Special Factors -- The Merger Agreement."

     The Merger is subject to the satisfaction or waiver of certain conditions, including, if required by the DGCL, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. See "Special Factors -- The Merger Agreement." The Merger is not conditioned on obtaining financing. Under the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Since Parent and its affiliates currently own a majority of the outstanding Shares, Parent and Purchaser have sufficient voting power to and would approve the Merger without the affirmative vote of any other stockholder of the Company, regardless of whether any Shares are tendered and purchased pursuant to the Offer. If Parent, Mr. Blount and Purchaser own 90% or more of the outstanding Shares as a result of the Offer or otherwise, Parent and Mr. Blount will contribute all Shares owned by them to Purchaser, and Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company.

     The Company has informed Purchaser that, as of May 18, 1999, all of the executive officers and directors of the Company as a group owned 8,400 Shares (excluding the 14,393,031 Shares owned by Parent and its affiliates, including Mr. Blount) and held options to purchase 238,686 Shares (33,916 of which are exercisable within 60 days of May 18, 1999). The Company has advised Purchaser that, to the best of the Company's knowledge, and subject to applicable securities laws, all directors and executive officers of the Company (other than Mr. Blount) presently intend to tender pursuant to the Offer all Shares owned by such persons. See "Special Factors -- Interests of Certain Persons in the Offer and the Merger."

     No appraisal rights are available in connection with the Offer; however, stockholders of the Company who have not tendered their Shares in the Offer will have certain rights to dissent and demand appraisal of their Shares in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company's stockholders. Such appraisal rights are described in "Special Factors -- Rights of Stockholders in the Offer and the Merger."

     The information contained in this Offer to Purchase concerning the Company was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, Parent and Purchaser was supplied by Purchaser. The Company takes no responsibility for the accuracy of such information.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTIONS 14(a) OR 14(c) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. ALSO SEE "THE TENDER
OFFER -- MISCELLANEOUS" FOR INFORMATION REGARDING CERTAIN ADDITIONAL DOCUMENTS FILED WITH THE COMMISSION IN CONNECTION WITH THE OFFER.

     The Offer will expire at 12:00 midnight New York City time, on Thursday, June 17, 1999, unless extended.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

     The Company was incorporated in 1985 as Sam Blount Company, Inc. and changed its name to Meadowcraft, Inc. in 1994. In November of 1997, the Company completed an initial public offering (the "IPO"), selling 3,708,750 shares of Common Stock for $13.00 per share. Upon completion of the IPO, the Company terminated its subchapter S election under the Internal Revenue Code and made a distribution from the proceeds of the IPO to persons holding Common Stock prior to the IPO (including Mr. Blount) in an amount equal to the Company's undistributed earnings from October 1, 1986 through the end of fiscal 1997 (approximately $32.7 million). The balance of the net proceeds of the IPO (approximately $11.6 million) was used to fund capital expenditures by the Company.

     Following the IPO, Mr. Samuel R. Blount (the Chairman of the Company) and members of his immediate family owned approximately 73% of the Common Stock. (In late 1998, Mr. Blount and certain members of his family contributed their shares of Common Stock to Parent.)

     In August 1998, Mr. Blount and Mr. William J. McCanna, President, Chief Operating Officer and a director of the Company at that time, were approached by senior executives of a large New York Stock Exchange, Inc. ("NYSE") listed company concerning the possibility of acquiring the Company. During the fall of 1998, Messrs. Blount and McCanna met on several occasions with executives of the potential acquiror to discuss the Company's business and possible terms of such a transaction.

     In early November 1998, the potential acquiror indicated that it was prepared to commence a due diligence investigation of the Company and to engage in substantive discussions with the Company regarding a proposed transaction in which (i) the Company's public stockholders would have received $16.00 in cash for each share of Common Stock and (ii) Parent and Mr. McCanna would have exchanged their shares of Common Stock for shares of common stock of the acquiror having a value of $13.00 per share, plus the right to receive pursuant to an "earn-out" arrangement up to an additional $3.00 per share of Common Stock so exchanged if the Company achieved certain pre-tax income targets over a three-year period following the consummation of the transaction. Parent and Mr. McCanna also would have received certain share price protection in respect of shares exchanged for common stock of the acquiring company. Because the terms of the proposed transaction provided that Parent and Mr. McCanna be treated differently from the public stockholders, on November 10, 1998, the Board of Directors of the Company formed a special committee composed of the Company's three non-employee directors. The special committee engaged special Alabama and Delaware legal counsel and Interstate/Johnson Lane Corporation (a predecessor of Wachovia Securities), an investment banking firm with special expertise in the furniture industry, as its financial advisor.

     During November and December of 1998, representatives of the Company and the special committee engaged in negotiations with the proposed acquiror and regularly informed the special committee of the progress of the negotiations. During the first week of January 1999, the potential acquiror advised the Company and its representatives that it did not believe the parties would be able to reach a definitive agreement and that it was therefore terminating negotiations with the Company. During the following week, Mr. Blount and Mr. McCanna each met with senior executives of the potential acquiror to determine whether there was a basis for continuing negotiations for a proposed transaction. In response to these overtures, the potential acquiror declined to continue discussions.

     On February 10, 1999, the Company issued a press release stating that its results for its second quarter ended January 31, 1999 would be lower than the comparable period a year earlier. On March 10, 1999, the Company confirmed its earlier warning, reporting that net sales were 21% lower than the second quarter in 1997, due primarily to difficulty factoring receivables from certain mass market customers, and that gross margins declined $4.1 million to $4.7 million from $8.8 million in the comparable period in the prior year, due to higher production costs.

     On March 23, 1999, the Company issued a press release stating that Mr. McCanna was retiring as President, Chief Operating Officer and a director of the Company and that Timothy M. LeRoy, formerly vice-president of sales and marketing, had been appointed President and Chief Operating Officer and elected to take Mr. McCanna's seat on the Company Board.

     On April 9, 1999, Mr. Blount convened a special meeting of the Company Board and delivered a letter setting forth his proposal to acquire the outstanding shares of Common Stock not currently owned by Parent for $8.00 per share in cash. The letter indicated that the proposed offer represented a premium of approximately 32% over the closing price per share of Common Stock on April 8, 1999 and a 46% premium over the average closing price per share of Common Stock over the 30 trading days through April 8, 1999. In his letter, Mr. Blount stated that he did not have any interest in selling his stock in the Company.

     At the April 9 meeting, the Company Board formed the Special Committee, comprised of T. Morris Hackney, James M. Scott and Reese H. McKinney, Jr., and authorized the Special Committee to engage financial and legal advisors to negotiate with Parent. At the meeting, Mr. Blount indicated his willingness to negotiate the terms and conditions of the proposed transaction with the Special Committee and its advisors.

     Immediately after its appointment, the Special Committee, acting by unanimous consent, appointed the law firms of Ritchie & Rediker, L.L.C. and Richards, Layton & Finger as its legal advisors. During the week of April 12, 1999, T. Morris Hackney, Chairman of the Special Committee, engaged in discussions with representatives of two investment banking firms, including Wachovia Securities, to discuss such firms' interest in representing the Special Committee as its financial advisor and to request a proposal from such firms regarding their possible engagement by the Special Committee. On April 13, 1999, counsel for Parent and Purchaser distributed a preliminary draft of the proposed Merger Agreement.

     On April 20, 1999, the Special Committee met by conference telephone with its legal advisors to discuss the proposals for engagement received by Mr. Hackney from prospective financial advisors. The Special Committee selected Wachovia Securities as its financial advisor based on its experience in the furniture manufacturing industry and its expertise in the evaluation of transactions similar to the proposed Merger. The Special Committee considered Wachovia Securities' specific knowledge of, and familiarity with, the business, financial condition and results of operations of the Company in connection with the Special Committee's December 1998 engagement of Interstate/Johnson Lane Corporation, a predecessor of Wachovia Securities, as described above. On behalf of the Special Committee, Mr. Hackney subsequently executed an engagement letter with Wachovia Securities and requested Wachovia Securities to analyze the price at which Purchaser proposed to purchase the Shares, and to advise the Special Committee of its preliminary analyses. At its meeting on April 20, the Special Committee also discussed the structure of the proposed transaction and the legal advisors to the Special Committee provided the members of the Special Committee with some preliminary comments regarding the draft of the proposed Merger Agreement.

     On April 30, 1999, the Special Committee met by conference telephone with its financial and legal advisors to receive a preliminary oral report from Wachovia Securities regarding its analysis of the proposed purchase price of $8.00 per Share and to discuss the draft of the proposed Merger Agreement. Wachovia Securities discussed with the Special Committee its preliminary analysis with respect to the proposed price of $8.00 and the prospects of negotiating a higher price per Share. The Special Committee determined that Mr. Hackney should engage in discussions with representatives of Parent to seek a higher offer, taking into account the information and analyses furnished orally to the Special Committee by Wachovia Securities to support the request for a higher offer. The Special Committee also determined that it would be in the best interests of the stockholders of the Company for the Special Committee to explore whether unaffiliated third parties had an interest in the possible acquisition of the Company; accordingly, the Special Committee instructed Wachovia Securities to communicate with several potential acquirors in order to ascertain their interest, if any, in the Company. At its April 30 meeting the Special Committee also instructed its legal advisors to provide comments on the draft of the proposed Merger Agreement to counsel for Parent and Purchaser.

     On April 30, the Special Committee's legal advisors sent to Parent's legal advisors a mark-up of the initial draft Merger Agreement reflecting the Special Committee's comments. During the week of May 3, the legal advisors for the Special Committee and Parent negotiated various provisions of the Merger Agreement. The principal points of negotiation included (i) the nature and scope of certain representations and warranties of the Purchaser and (ii) certain conditions to the consummation of the Offer and the Merger.

     On May 3 and May 4, 1999, Wachovia Securities contacted seven unaffiliated third parties (including the potential acquiror with whom the Company had engaged in discussions during 1998) regarding their interest, if any, in considering a possible transaction with the Company. Wachovia Securities informed all such parties of the proposed $8.00 per Share price offered by Parent and Purchaser, and also that Parent had stated that it was not willing to sell its Shares. Of the seven parties contacted by Wachovia Securities, two expressed an interest in receiving certain information concerning the Company and engaging in further discussions. Wachovia Securities subsequently delivered to these two parties certain public information concerning the Company. Notwithstanding the public announcement of Parent's $8.00 per Share offer, the Company did not receive any other expressions of interest from third parties in acquiring the Company.

     On May 4, 1999, Parent's legal advisors sent to the Special Committee's legal advisors a revised draft of the proposed Merger Agreement, reflecting the changes to the proposed Merger Agreement to which Parent had agreed. Counsel for the Special Committee subsequently distributed a copy of the revised draft to the members of the Special Committee.

     On May 5, 1999, Mr. Hackney, on behalf of the Special Committee, contacted Mr. Blount to advise the Parent that the Special Committee considered the price of $8.00 per Share too low and had instructed him to negotiate for a higher price per Share. Following further discussion and negotiation between Mr. Hackney and Mr. Blount, Mr. Blount contacted Mr. Hackney and stated that Parent was willing to raise the per Share price to $10.00, subject to Parent and the Special Committee reaching final agreement on the terms of the Merger Agreement. Mr. Blount reiterated that Parent still had no interest in selling its Shares and that $10.00 was the highest price per Share that Parent was willing to pay.

     On May 7, 1999, Wachovia Securities contacted the two interested parties to inform them of the increase by Parent in the per Share price and to reiterate the fact that it again had been advised that Parent had no interest in selling its Shares. One of the two potential acquirors stated that it had no further interest. Wachovia Securities left several telephone messages for, and sent a letter by facsimile to, the other prospective acquiror but did not receive a response.

     A meeting of the Special Committee was scheduled for May 13, and a meeting of the Company Board was scheduled for the same day subsequent to the Special Committee meeting, in order to consider the Merger Agreement. On May 11 and 12, counsel for the Special Committee and the Parent substantially completed certain revisions to the proposed Merger Agreement, principally relating to certain conditions to the consummation of the Offer, and counsel for Parent provided counsel for the Special Committee with a copy of the Commitment Letter described elsewhere herein.

     On May 13, 1999, the Special Committee and its legal and financial advisors held a meeting. At this meeting, counsel advised the Special Committee that final comments to the Merger Agreement had been appropriately resolved. The Special Committee members also concluded that $10.00 per Share was the highest price Parent was willing to offer and that further negotiations would not result in an increase in the price offered by Parent. The Special Committee's legal advisors and Wachovia Securities each gave presentations to the Special Committee and the Special Committee also received the opinion from Wachovia Securities, which was delivered orally and subsequently confirmed in writing, that as of May 13, 1999, the per Share consideration to be received in the Offer and the Merger is fair, from a financial point of view, to holders of Shares (other than Parent and its affiliates). After considerable discussion the Special Committee temporarily adjourned the meeting and the members thereof agreed to reconvene by telephone conference call later that day.

     Prior to the time at which the Special Committee meeting reconvened on May 13, Wachovia Securities was contacted by a representative of the financial advisor for the remaining interested unaffiliated third party, who expressed an interest in the Company on behalf of such third party. The Special Committee's advisors made Mr. Blount's advisors aware of this continued interest. Mr. Blount contacted the financial advisor for such third party and stated to such financial advisor that Parent had no interest in selling its Shares. Such financial advisor did not indicate that the remaining third party was thereafter interested in making an offer for the Company.

     Later that day, the Special Committee, with all members thereof, as well as the legal advisors to the Special Committee participating by conference telephone, reconvened the meeting of the Special Committee and unanimously (a) determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of the stockholders of the Company other than Parent and its affiliates; (b) recommended that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) determined that the Company Board should recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

     The Special Committee meeting was followed immediately by a meeting of the Company Board by conference telephone, to consider the Offer and the Merger. The Special Committee, with its legal advisors participating, reported to the Company Board on its review of the Offer, the Merger and the Merger Agreement and its recommendation of the proposed transaction as fair to the holders of Shares (other than Parent and its affiliates). After receiving the recommendation of the Special Committee, the Company Board unanimously (a) determined that the terms of the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of the stockholders (other than Parent and its affiliates); (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD;
FAIRNESS OF THE OFFER AND THE MERGER

  Recommendation of the Special Committee and the Company Board

     As described above, the Special Committee has unanimously (a) determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of the stockholders of the Company other than Parent and its affiliates; (b) recommended that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) determined that the Company Board should recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

     The Company Board has unanimously (a) determined that the terms of the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of the stockholders (other than Parent and its affiliates); (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

  Fairness of the Offer and the Merger

     In recommending approval of the Merger Agreement and the transactions contemplated thereby, and recommending that the holders of Shares other than Parent, Purchaser and their affiliates tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:

          (i) The results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company and the nature of the industry in which the Company competes. The members of the Special Committee also had discussions with members of the Company's management regarding such business, conditions and prospects.

          (ii) The opinion of Wachovia Securities dated May 13, 1999 that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the consideration to be paid in the Offer and the Merger is fair from a financial point of view to the holders of Shares (other than the

     Parent, Purchaser and their affiliates). THE FULL TEXT OF THE WACHOVIA SECURITIES OPINION IS ATTACHED AS ANNEX B TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE WACHOVIA SECURITIES OPINION IN ITS ENTIRETY AND TO READ THE DESCRIPTION OF SUCH OPINION UNDER THE CAPTION "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE," WHICH IS INCORPORATED HEREIN BY REFERENCE.

          (iii) Current and historical market prices and trading history of the Shares, including the relatively low trading volume of the Shares.

          (iv) The relationship of the Offer Price to the current market price and the historical market prices for the Common Stock and the fact that the Offer Price represents a premium of approximately 65% over the per Share closing price of the Common Stock on April 8, 1999, the trading day prior to the public announcement of Parent's proposal, and a premium of approximately 67% and 78% over the per share closing price of the Common Stock on the trading days which were one week and four weeks, respectively, prior to the public announcement of Parent's proposal. The historical market prices of the Common Stock during the time the Common Stock has been publicly traded are deemed relevant because they indicate the arms'-length trading prices of the Common Stock for that period as determined in the open market.

          (v) The fact that Parent has advised the Company that it is not aware of any current offer from any other person regarding the acquisition of the Company and that, since the date of the announcement of Parent's proposal, no person or entity has publicly communicated such an offer.

          (vi) The fact that the Merger Agreement includes an obligation on the part of Parent and Purchaser to make a first-step cash tender offer, thereby enabling stockholders who tender their Shares to receive cash consideration without waiting for the Merger to be consummated. In addition, stockholders who do not tender their Shares pursuant to the Offer would receive in the Merger the same cash price per share paid by Parent in the Offer (unless such stockholders elect to exercise their statutory appraisal rights).

          (vii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration to be received by the stockholders.

          (viii) The availability of judicial appraisal rights under Section 262 of the Delaware General Corporation Law to stockholders of the Company who dissent from the Merger.

          (ix) The unlikelihood that the Company would be able to effect a transaction for the sale of the Company without the cooperation of Parent, as well as the unlikelihood that a prospective acquiror would make a serious offer for the Common Stock not owned by Parent and its affiliates without also entering into an agreement with Parent. The Special Committee concluded that, in view of Parent's stated unwillingness to sell its Shares to a third party, and the unsuccessful negotiations with a third party in December 1998 and January 1999 regarding a potential business combination transaction, it was not likely that any party other than Parent would propose a transaction that was more favorable to the Company and its stockholders; however, the Special Committee determined that it would nevertheless be in the best interests of the stockholders of the Company for the Special Committee, through its advisors, to make confidential inquiries of certain potential interested parties, as described above. In the event that the Company should receive a proposal from a third party, the terms of the Merger Agreement permit the Company Board to modify or withdraw its recommendation to the stockholders if the Company Board determines, on the advice of counsel, that its failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law.

          (x) The fact that the terms of the Merger Agreement do not provide for the survival of the representations and warranties made by the Company, nor do they require any portion of the Merger Consideration to be set aside or held in escrow for the purpose of satisfying indemnity provisions.

          (xi) The Special Committee's recognition that consummation of the Merger will preclude current stockholders of the Company, other than Parent, from participating in any future growth of the Company;

     however, in the view of the Special Committee, this loss of opportunity was adequately reflected in the Offer Price of $10.00 per Share.

          (xii) The Special Committee's consideration of the likelihood of the consummation of the proposed transaction in light of (a) the fact that the consummation of neither the Offer nor the Merger is subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and the Merger will be available and that Parent has provided the Special Committee with copies of a written financing commitment with respect to the Offer and the Merger, (b) the limited nature of the other conditions to the Offer and the Merger, (c) the significant percentage of Common Stock owned by Parent, (d) the proposed structure of the transaction and anticipated closing date and (e) the impact on the Company of a delay or further uncertainty with respect to the market for the Common Stock.

          (xiii) The arm's-length negotiations between the Special Committee and its representatives and Parent and its representatives, including that the negotiations resulted in (a) an increase in the price at which Parent is prepared to acquire the Shares, (b) certain additional representations and warranties by Parent in the Merger Agreement and (c) the Special Committee's belief, confirmed by Mr. Blount in his discussions with Mr. Hackney, that $10.00 was the highest price that could be obtained from Parent under the circumstances.

          (xiv) The terms of the Offer, the Merger and the Merger Agreement, including provisions that without the consent of the Company and the Special Committee (a) the Merger Agreement may not be amended and (b) the Purchaser may not reduce the Offer Price or the number of Shares to be purchased, modify the form of consideration to be paid in the Offer, impose additional conditions to the Offer or amend or modify any other material term of the Offer in a manner materially adverse to the holders of Shares (other than Parent and its affiliates).

          (xv) The fact that the Merger is not structured to require the approval of the holders of a majority of the Shares not owned by Parent and its affiliates, and that Parent through its Share ownership has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company; however, the Special Committee recognized that Parent is required pursuant to the Merger Agreement to vote its Shares in favor of the Merger.

          (xvi) The nature of the financing commitment received by Parent and Purchaser with respect to the Offer and the Merger, including the identity of the institutions providing such commitment, their knowledge of the Company and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitment, as well as the fact that consummation of the Offer and the Merger will not be dependent on the ability of Parent and the Purchaser to raise funds through the high yield debt or other securities market.

          (xvii) The fact that the Merger Agreement contains a representation and warranty on behalf of Parent that Parent has no present plan or intention to liquidate the Company, to merge the Company with or into another entity or to sell or otherwise dispose of all or substantially all of the business or assets of the Company to be acquired by the Parent in the Merger, except for dispositions in the ordinary course of business.

     The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive but includes the material factors considered by the Special Committee in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

     In reaching its determinations referred to above, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

          (i) The conclusions and recommendations of the Special Committee.

          (ii) The factors referred to above as having been taken into account by the Special Committee.

          (iii) The fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations among the Special Committee, the Company and Parent and their respective advisors.

     The Company Board, including the members of the Special Committee, also believes that the Offer and the Merger are procedurally fair because, among other things:

          (i) The Special Committee consisted of three non-employee independent directors appointed to represent the interests of the Company's stockholders other than Parent, Purchaser and their affiliates.

          (ii) The Special Committee retained and received advice from independent legal counsel.

          (iii) The Special Committee retained and received an opinion from Wachovia Securities as its independent financial advisor to assist it in evaluating a potential transaction with Parent and Purchaser.

          (iv) The Offer Price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent and Purchaser, on the other hand.

          (v) The Special Committee, through its advisors, solicited indications of interest from potential interested parties unaffiliated with the Company, Parent or Purchaser and none of the unaffiliated parties approached made a competing offer.

     Under Delaware law, a plan of merger requires the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon in order to be adopted. The Company Board and the Special Committee recognized that, although the Merger is not structured to require the approval of the holders of a majority of Shares other than those held by Parent and its affiliates and that Parent and its affiliates have sufficient voting power to approve the Merger and the Merger Agreement, the terms of the Merger Agreement and the Offer require the Purchaser (assuming the conditions to the Offer are satisfied) to purchase all Shares tendered by stockholders.

     The Company Board recognized that consummation of the Offer and the Merger will deprive current stockholders of the opportunity to participate in the future growth prospects of the Company, and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the Offer Price. The members of the Company Board, including the members of the Special Committee, evaluated the Parent's proposal, the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with their evaluation of the Offer and the Merger, the Company Board did not find it practicable to assign relative weights to any of the foregoing factors.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     The Special Committee engaged Wachovia Securities to act as its financial advisor in connection with evaluating the proposed Offer and Merger. On May 13, 1999, at a meeting of the Special Committee held to evaluate the proposed Offer and Merger, Wachovia Securities delivered to the Special Committee an oral opinion (subsequently confirmed by delivery of a written opinion dated May 13, 1999) to the effect that, as of such date and based upon and subject to certain factors and assumptions stated in such opinion, the consideration to be paid in the Offer and the Merger is fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates). No limitations were imposed by the Special Committee with respect to the investigations made or the procedures followed by Wachovia Securities in rendering its opinion.

     Wachovia Securities has consented to the inclusion of the Wachovia Securities Opinion in this Offer to Purchase.

     THE FULL TEXT OF THE WACHOVIA SECURITIES OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE WACHOVIA SECURITIES OPINION SET FORTH HEREIN IS

QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION IN ANNEX
B. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE WACHOVIA SECURITIES OPINION IN ITS ENTIRETY. THE WACHOVIA SECURITIES ANALYSES AND OPINION WERE PREPARED FOR AND ADDRESSED TO THE SPECIAL COMMITTEE AND ARE DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES OTHER THAN PARENT AND ITS AFFILIATES IN THE OFFER AND THE MERGER AND DO NOT CONSTITUTE AN OPINION AS TO THE MERITS OF THE OFFER OR MERGER OR A RECOMMENDATION TO ANY SUCH STOCKHOLDER OF THE COMPANY AS TO HOW TO VOTE IN CONNECTION WITH THE MERGER.

     Wachovia Securities is a nationally recognized investment banking firm and was selected by the Company based on the firm's reputation and general investment banking experience, including its experience in the furniture industry and in rendering fairness opinions. Wachovia Securities, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In arriving at its opinion, Wachovia Securities, among other things, (i) reviewed the May 13, 1999 draft of the Merger Agreement; (ii) solicited the interest of certain unaffiliated third parties in submitting a competing offer for the acquisition of the Company; (iii) reviewed annual audited financial statements for the Company for each of the three fiscal years ended July 31, 1998, May 3, 1997 and April 28, 1996 and interim unaudited financial statements through January 31, 1999; (iv) reviewed such publicly available information on the Company including recent Securities and Exchange Commission filings, stockholder communications and recent press releases, as it deemed appropriate;
(v) reviewed financial forecasts for the Company prepared by the Company's management; (vi) met with members of the Company's senior management to review and discuss the business, financial condition, operating results and projected financial results of the Company; (vii) engaged in discussions with members of the Special Committee; (viii) compared certain financial and stock market data for the Company with similar data for selected publicly held companies which it deemed relevant; (ix) reviewed the financial terms of certain recent merger and acquisition transactions which it deemed relevant; (x) reviewed the premiums paid in certain recent merger and acquisition transactions which it deemed relevant; (xi) reviewed historical market price and volume data for the Common Stock of the Company; (xii) performed a discounted cash flow analysis for the Company; (xiii) reviewed various published research reports and investment opinions on the Company; and (xiv) performed such other financial studies and analyses as it deemed appropriate.

     The following is a summary of the material financial analyses performed by Wachovia Securities in connection with delivering its opinion to the Special Committee on May 13, 1999. Such summary does not purport to be a complete description of the analyses performed by Wachovia Securities. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. The Wachovia Securities Opinion was one of several factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as a determination of the views of the Special Committee with respect to the Offer or the Merger.

     Comparable Companies Analysis. Based on publicly available information and First Call consensus earnings estimates, Wachovia Securities reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of the Company based upon the closing price of the Common Stock on April 8, 1999, one day prior to the Parent's announcement of the proposed offer, and based upon the Offer Price, to a group of seven furniture companies. (First Call compiles earnings estimates published by selected research analysts for use by the investment community.) The Company was compared to a group of seven furniture companies consisting of: Bush Industries, Inc.; Chromcraft Revington, Inc.; Flexsteel Industries, Inc.; Pulaski Furniture Corporation; The Rowe Companies; Stanley Furniture Company, Inc.; and WinsLoew Furniture, Inc. (the "Selected Comparable Companies"). The historical financial information and ratios analyzed for the Company and each of the Selected Comparable Companies were as of its respective most recent reported twelve month period (the "LTM") or balance sheet date (the "LBD"). Earnings estimates and price-to-forward-earnings multiples for the Company and the Selected Comparable Companies were shifted to reflect calendar year ends.

     Wachovia Securities' observations included, among other things, the following: the Company had a compound annual growth rate in sales over the past three years of 17.5% compared to the median of 10.7% for the Selected Comparable Companies. The Company had an EBITDA margin, an EBIT margin and a net income margin for the LTM of 21.7%, 17.3% and 9.1%, respectively, compared to the medians of 10.2%, 8.3% and 5.1%, respectively, for the Selected Comparable Companies for the LTM. (EBITDA equals earnings before interest, taxes, depreciation and amortization; EBIT equals earnings before interest and taxes.) The Company had a return on equity for the LTM of 28.4% compared to the median of 16.4% for the Selected Comparable Companies for the LTM. The Company had a total debt to book value of total capital ratio for the LBD of 35.0% compared to the median of 29.7% for the Selected Comparable Companies. (Total debt equals long-term debt; book value of total capital equals stockholders' equity plus total debt.)

     Wachovia Securities also observed, among other things, the following: the Company had a market value of capitalization based upon the closing price of the Common Stock on April 8, 1999, one day prior to the Parent's announcement of the proposed offer, to sales for the LTM multiple of 0.9 times compared to the median of 0.8 times for the Selected Comparable Companies. (Market value of capitalization equals the market value of stockholders' equity plus net debt; net debt equals long-term debt less cash and equivalents.) The Company, as of April 8, 1999, had a market value of capitalization to EBITDA multiple for the LTM of 4.3 times compared to the median of 5.6 times for the Selected Comparable Companies. The Company, as of April 8, 1999, had a market value of capitalization to EBIT multiple for the LTM of 5.4 times compared to the median of 7.4 times for the Selected Comparable Companies. The Company, as of April 8, 1999, had a market value of equity to book value of equity for the LBD multiple of 2.4 times compared to the median of 1.8 times for the Selected Comparable Companies. The Company, as of April 8, 1999, had a Common Stock price per share to earnings per share multiple for the LTM, for estimated 1999 and for estimated 2000 of 7.8 times, 9.5 times and 8.0 times, respectively, compared to the medians of 11.6 times, 10.4 times and 9.5 times, respectively, for the Selected Comparable Companies for the same time periods.

     Wachovia Securities also observed, among other things, the following: the Company had a market value of capitalization based upon the proposed offer price of $10.00 per share to sales for the LTM multiple of 1.4 times compared to the median of 0.8 times for the Selected Comparable Companies. (Market value of capitalization equals the market value of stockholders' equity plus net debt; net debt equals long-term debt less cash and equivalents.) The Company, based on the proposed offer price, had a market value of capitalization to EBITDA multiple for the LTM of 6.6 times compared to the median of 5.6 times for the Selected Comparable Companies. The Company, based on the proposed offer price, had a market value of capitalization to EBIT multiple for the LTM of 8.2 times compared to the median of 7.4 times for the Selected Comparable Companies. The Company, based on the proposed offer price, had a market value of equity to book value of equity for the LBD multiple of 3.9 times compared to the median of 1.8 times for the Selected Comparable Companies. The Company, based on the proposed offer price, had a Common Stock price per share to earnings per share multiple for the LTM, for estimated calendar year 1999 and for estimated calendar year 2000 of 12.8 times, 15.6 times and 13.2 times, respectively, compared to the medians of 11.6 times, 10.4 times and 9.5 times, respectively, for the Selected Comparable Companies for the same time periods.

     Although the Selected Comparable Companies were used for comparative purposes, none of such companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical but involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies.

     Comparable Transactions Analysis. Wachovia Securities reviewed certain information relating to five announced or completed mergers and acquisitions between November 1, 1998 and May 7, 1999 in which a furniture company acquired, was acquired or was merged into another entity. The furniture companies involved in such transactions (the "Selected Furniture Company Transactions") were Trivest Furniture Corporation's acquisition of WinsLoew Furniture, Inc., which was announced on January 18, 1999; Pulaski Furniture Corporation's acquisition of Dawson Furniture Company, Inc., which was announced on September 21, 1998; Warburg Pincus & Co.'s acquisition of Knoll, Inc., which was announced on March 24, 1999; Bruckmann, Rosser, Sherrill & Co.'s acquisition of Cort Business Services Corp., which was announced on

March 26, 1999; and Falcon Products, Inc.'s acquisition of Shelby Williams Industries, Inc., which was announced on May 6, 1999. Such analysis indicated that the multiples of enterprise value to net sales, to operating cash flow and to operating income for the LTM for the proposed transaction were 1.4 times, 6.6 times and 8.2 times, respectively, compared to the median multiples of 1.2 times, 6.0 times and 8.0 times, respectively, for the Selected Furniture Company Transactions (enterprise value equals equity value plus net debt). The multiples of equity value to net income for the LTM and to book value of equity for the LBD for the proposed transaction were 13.8 times and 3.9 times, respectively, compared to the median multiples of 12.7 times and 2.2 times, respectively, for the Selected Furniture Company Transactions.

     Wachovia Securities also reviewed certain information relating to six announced or completed "going private" transactions between November 1, 1998 and May 7, 1999. The companies involved in such transactions (the "Selected Going Private Transactions") were Vestar Capital Group's acquisition of St. John Knits, which was announced on December 8, 1998; Trivest Furniture Corporation's acquisition of WinsLoew Furniture, Inc., which was announced on January 18, 1999; RB Capital Inc.'s acquisition of Rock Bottom Brewery, which was announced on January 27, 1999; Warburg Pincus & Co.'s acquisition of Knoll, Inc., which was announced on March 24, 1999; Vestar Capital Group's acquisition of Sheridan Healthcare, Inc., which was announced on March 25, 1999; and Bruckmann, Rosser, Sherrill & Co.'s acquisition of Cort Business Services Corp., which was announced on March 26, 1999. Such analysis indicated that the multiples of enterprise value to net sales, to operating cash flow and to operating income for the LTM for the proposed transaction were 1.4 times, 6.6 times and 8.2 times, respectively, compared to the median multiples of 1.3 times, 5.8 times and 8.0 times, respectively, for the Selected Going Private Transactions. The multiples of equity value to net income for the LTM and to book value of equity for the LBD for the proposed transaction were 13.8 times and 3.9 times, respectively, compared to the median multiples of 12.8 times and 2.5 times, respectively, for the Selected Going Private Transactions.

     Premiums Paid Analysis. Wachovia Securities reviewed certain information relating to the Selected Furniture Company Transactions in which a public company was acquired or merged into another entity. The resulting group of four companies (the "Selected Premiums Paid Furniture Transactions"), which comprised Trivest Furniture Corporation's acquisition of WinsLoew Furniture, Inc., which was announced January 18, 1999; Warburg Pincus & Co.'s acquisition of Knoll, Inc., which was announced March 24, 1999; Bruckmann, Rosser, Sherrill & Co.'s acquisition of Cort Business Services Corp., which was announced March 26, 1999 and Falcon Products, Inc.'s acquisition of Shelby Williams Industries, Inc., which was announced May 6, 1999, was analyzed to determine the premiums paid relative to the seller's stock price 12 weeks, four weeks, one week and one day prior to the public announcement of the acquisition of the acquired company. The premiums to be paid for 12 weeks, four weeks, one week and one day prior to Parent's announcement of the proposed transaction are (12.1%), 77.8%, 66.7% and 64.9%, respectively, compared to the median premiums paid of 19.0%, 47.8%, 35.9% and 43.5%, respectively, for the Selected Premiums Paid Furniture Transactions for the comparable time periods.

     Wachovia Securities also reviewed certain information relating to the Selected Going Private Transactions described above and an additional transaction, SHP Acquisition, LLC's acquisition of Sunstone Hotel Investors, which was announced April 5, 1999, that was not included in the Comparable Transactions Analysis due to the difference in accounting treatment for REITs and manufacturing companies, making comparisons not meaningful. The resulting group of seven companies (the "Selected Premiums Paid Going Private Transactions") was analyzed to determine the premiums paid relative to the seller's stock price 12 weeks, four weeks, one week and one day prior to the public announcement of the acquisition of the acquired company. The premiums to be paid for 12 weeks, four weeks, one week and one day prior to Parent's announcement of the proposed offer are (12.1%), 77.8%, 66.7% and 64.9%, respectively, compared to the median premiums paid of 10.4%, 35.6%, 36.3% and 42.9%, respectively, for the Selected Premiums Paid Going Private Transactions for the comparable time periods.

     Discounted Cash Flow Analysis. Wachovia Securities performed a discounted cash flow analysis to determine a range of present values for the Company assuming it was sold at the end of fiscal 2004. Based on the fiscal 1999 and fiscal 2000 projections provided by the Company and additional information supplied by management, Wachovia Securities assumed net sales would increase by 5% per year from fiscal 2000 to 2004 and gross margins would improve 1% per year from fiscal 2000 to 2004. In addition, Wachovia Securities assumed operating expenses would increase 2.5% per year from fiscal 2000 to 2004. For the terminal value, Wachovia Securities assumed that the Company would be sold at the end of fiscal 2004 at an EBITDA multiple in line with those seen in the Selected Comparable Companies (5.5 times to 7.0 times) or a net income multiple in line with those seen in the Selected Comparable Companies (11.5 times to 13.0 times). The operating cash flow streams and terminal values were presently valued using a range of discount rates from 13% to 17%. The free cash flow streams and terminal values were presently valued using a range of discount rates from 15% to 19%. After applying the above ranges of multiples and discount rates, the analysis indicated an equity value for the Company ranging from approximately $167.9 million to approximately $246.4 million.

     Other Analyses. Wachovia Securities reviewed various published research reports on the Company and, among other things, the investment opinions, stock price targets and earnings estimates contained therein. In addition, Wachovia Securities reviewed and analyzed the historical trading prices and volumes for the Common Stock.

     Other Considerations. Wachovia Securities' considerations also included the results of the solicitation of interest from certain unaffiliated third parties in submitting a competing offer for the acquisition of the Company as described above. See "Special Factors; Background of the Offer."

     The summary set forth above describes the material analyses that Wachovia Securities performed, but does not purport to be a complete description of such analyses or the analyses performed. A copy of the written materials distributed by Wachovia Securities to the Special Committee on May 13, 1999 in connection with Wachovia Securities' analyses and the Wachovia Securities Opinion has been filed as an exhibit to the Transaction Statement on Schedule 13E-3 filed by the Company, Parent, Purchaser and Mr. Blount with the Commission, and may be inspected, copied and obtained in the manner specified in "The Tender Offer -- Certain Information Concerning Parent and Purchaser."

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. Wachovia Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses would create an incomplete view of the analyses and processes underlying its opinion. Wachovia Securities did not attribute any particular weight to any analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. In its analyses, Wachovia Securities relied upon numerous assumptions made by the Company with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company, although Wachovia Securities believes such assumptions to be reasonable. Analyses based on forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. No company or transaction used as a comparison in the analysis is identical to the Company or to the proposed transaction. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily reflective of the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty, Wachovia Securities does not assume responsibility for the accuracy of such estimates, although Wachovia Securities believes such estimates to be reasonable. Wachovia Securities' analyses were prepared solely for purposes of its opinion rendered to the Special Committee regarding the fairness from a financial point of view of the per Share consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates). Furthermore, Wachovia Securities is not expressing any opinion as to the range of prices at which the Common Stock would trade if the proposed transaction was not consummated.

     For the services provided by Wachovia Securities as financial advisor to the Special Committee and in connection with the delivery of its opinion to the Special Committee, Wachovia Securities received a fee of $525,000. No portion of Wachovia Securities' fee has been or is contingent upon the consummation of the Offer or the Merger. If the Special Committee requests that Wachovia Securities deliver a bring-down opinion, an additional fee in the amount of $50,000 will be payable to Wachovia Securities upon delivery of such bring-down opinion. In addition, the Company has agreed to reimburse Wachovia Securities for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction, but not to exceed $20,000 without the Company's prior consent and to indemnify Wachovia Securities against certain liabilities, including certain liabilities arising under the federal securities laws, arising out of Wachovia Securities' engagement.

     Wachovia Securities has advised the Company that, in the ordinary course of its business as a full-service securities firm, Wachovia Securities may, subject to certain restrictions, actively trade the equity securities of the Company for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Wachovia Securities has also informed the Company, that in the ordinary course of business, Wachovia Securities and its affiliates (including Wachovia Bank, N.A.) may have and may in the future have investment and commercial banking, trust and other relationships with the Company, Parent and other parties that may have an interest in the proposed transaction.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

     Parent and Purchaser believe that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders. Parent and Purchaser base their belief on the following facts: (i) the fact that the Special Committee concluded that the Offer and the Merger are fair to, advisable and in the best interests of, the Company's stockholders (other than Parent and its affiliates), (ii) notwithstanding the fact that Wachovia Securities' opinion was addressed to the Special Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Special Committee received an opinion from Wachovia Securities that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent and its affiliates) from a financial point of view, (iii) the historical financial performance of the Company and its financial results, which included a decrease in net sales of 12.7% and a decrease in gross profit of 70.8% in the first six months of fiscal year 1999 compared with the first six months of the 1998 fiscal year, (iv) the fact that the per Share price to be paid in the Offer and the Merger represents a premium of approximately 65% over the closing price of the Shares on April 8, 1999 and a premium of approximately 67% over the closing price of the Shares on the trading day one week prior to the public announcement of Parent's proposal, and a premium of approximately 78% over the closing price of the Shares on the trading day four weeks prior to such announcement, (v) the fact that the same consideration will be paid in both the Offer and the Merger, (vi) the Offer and the Merger will each provide consideration to the Company's stockholders entirely in cash and (vii) the other factors enumerated by the Special Committee as supporting their recommendation of the Offer and the Merger. Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER;
REASONS OF PARENT FOR THE OFFER AND THE MERGER

     The purpose of the Offer and the Merger is for Parent and Purchaser to increase Parent's and Purchaser's aggregate ownership of Shares from approximately 73% to 100%. Upon consummation of the Merger, the Company will become a direct wholly-owned subsidiary of Parent. The acquisition of the Shares not owned by Parent and its affiliates has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Shares of the Company not owned by Parent or its affiliates from the Company's public stockholders to Parent and Purchaser and to provide such stockholders with cash for all of their Shares.

     Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the issued and outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

     In the Merger Agreement, the Company has agreed, if required, to cause a meeting of its stockholders to be held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement and to use its commercially reasonable best efforts to obtain such approval and adoption. Since Parent and Purchaser currently own a majority of the outstanding Shares regardless of whether any Shares are tendered and purchased pursuant to the Offer, Parent and Purchaser would have sufficient voting power to, and would, approve the Merger and the Merger Agreement without the affirmative vote of any other stockholder of the Company. If Parent, Mr. Blount and Purchaser own 90% or more of the outstanding Shares as a result of the Offer or otherwise, Parent and Mr. Blount will contribute all Shares owned by them to Purchaser and Purchaser will effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. Parent, Mr. Blount and Purchaser have agreed to vote their Shares in favor of the Merger.

     Parent decided to pursue the transaction at this time for several reasons. Parent believes that, in light of its small public float and the low trading volume for the Company's Common Stock, the benefits to the Company of having publicly traded securities have not outweighed the expenses and other requirements imposed on the Company as a result of having publicly traded shares. Parent believes that the Company's small public float and the short term focus of certain market participants and analysts has caused volatility in the Company's stock price that is disruptive to the efficient operation of the Company. As a result, taking into account the size and nature of the Company's business at this stage of its development, Parent believes that the Company will be better able as a private company than as a public company to deploy its resources for the Company's business and operations. Parent believes that the Merger advances these objectives.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

     Pursuant to the Merger Agreement, upon completion of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "Special Factors -- The Merger Agreement."

     After the Merger, it is expected that all of the Company's current executive officers will continue in their present positions and all of the Company's current directors will remain members of the Company Board.

     Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, Parent has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business. Parent and Purchaser intend to seek to cause the Company to have the Shares delisted from the NYSE and to make a certification to effect the termination of registration of the Shares under the Exchange Act as soon as possible after the Offer. See "The Tender Offer -- Certain Effects of the Offer."

RIGHTS OF STOCKHOLDERS IN THE OFFER AND THE MERGER

     No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not tendered their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") shall be entitled to have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and receive a cash payment equal to such fair value from the Company, as the surviving corporation in the Merger (the "Surviving Corporation"). In addition, such dissenting stockholders may be entitled to receive payment of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, the Company's asset values and earning capacity. The value so determined could be more or less than the per Share consideration to be paid in the Offer and the Merger.

     THE FOREGOING SUMMARY IS NOT A COMPLETE STATEMENT OF APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN ANNEX C. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

THE MERGER AGREEMENT

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT. STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

  The Offer

     The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date thereof, but in no event later than five business days following the public announcement of the execution of the Merger Agreement. The Merger Agreement also provides that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions that are described in "The Tender Offer -- Certain Conditions of the Offer." Pursuant to the Merger Agreement, Purchaser generally has the right to waive any condition to the Offer and to make any change in the terms or conditions of the Offer. However, Purchaser has agreed in the Merger Agreement that, without the prior written consent of the Company (acting through the Special Committee) Purchaser will not make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, which imposes conditions to the Offer in addition to those set forth in "The Tender Offer -- Certain Conditions of the Offer" or which amends or modifies any other material term of the Offer in a manner materially adverse to the holders of Shares (other than Parent and its affiliates). Purchaser has also agreed in the Merger Agreement that if on any scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, upon written request of the Company (acting through the Special Committee) it will extend the Offer until at least the 60th day after commencement of the Offer. In addition, Parent, Purchaser and the Company have agreed that no Shares held by Parent, Purchaser, any affiliate of Parent or Purchaser, the Company or any subsidiary thereof will be tendered in the Offer.

     The Company has agreed in the Merger Agreement that Purchaser may, without the consent of the Company, (i) extend the expiration date from time to time if all conditions to the Offer have not been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than forty (40) business days beyond the latest Expiration Date that would otherwise be permitted under clauses (i) or (ii) of this sentence.

     Pursuant to the terms of the Merger Agreement, the Board of Directors of the Company will not withdraw, or modify in a manner adverse to Parent and Purchaser, its recommendation to shareholders unless the Board of Directors determines in good faith by a majority vote, on the basis of the advice of outside counsel to the Company that its failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law.

     The Merger Agreement also provides that the Company will use its commercially reasonable best efforts to ensure that all of the members of the Company Board and the Special Committee as of the date hereof who are not employees of the Company will remain members of the Company Board and the Special Committee.

  The Merger

     The Merger Agreement provides that as promptly as practicable after the Offer has been consummated and all conditions to the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, Purchaser will be merged with and into the Company in accordance with the DGCL. As a result of the Merger, the separate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent and its affiliates, which will be canceled and retired without any payment with respect thereto, or Shares as to which appraisal rights have been properly exercised) will be converted into the right to receive the Merger Consideration. The directors and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

  Representations and Warranties

     The Merger Agreement contains various customary representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, capitalization, corporate authorization relative to the Merger Agreement, compliance with law, governmental consents and approvals, the accuracy of financial statements and filings with the Commission, the absence of undisclosed material liabilities, documents relating to the Offer and the Merger, and other matters. Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, governmental consents and approvals, documents relating to the Offer and the Merger, financing of the Offer and the Merger, certain matters relating to the Company's compliance with law and its obligations under the Merger Agreement, Parent's intentions regarding the Company, the solvency of the Surviving Corporation upon consummation of the Merger, and other matters.

  Covenants

     The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

          Conduct of Business Covenant. The Company has agreed that, prior to the acceptance for payment and purchase of Shares pursuant to the Offer, unless Purchaser shall otherwise agree in writing, or as shall have otherwise been approved by the chief executive officer of the Company, or as otherwise contemplated in the Merger Agreement, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course (taking into account the Company's current financial condition, results of operations and cash flow), (ii) the Company will not
     (a) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (b) amend its Certificate of Incorporation or Bylaws, or (c) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, and (iii) neither the Company nor any of its subsidiaries will (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class other than Shares issuable pursuant to presently outstanding Options, or (b) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          Company Stockholder Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Parent has agreed to vote all Shares beneficially owned by it in favor of adoption of the Merger Agreement at the Company Stockholder Meeting. If Purchaser shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement have agreed, at the request of Parent or Purchaser, to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

          Indemnification and Insurance. The Merger Agreement provides that Parent will cause the Surviving Corporation to, and the Surviving Corporation will, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted under the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement. The Merger Agreement also provides that, for six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy (the "Covered Employees") on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in satisfying its obligation under this paragraph, the Surviving Corporation will not be obligated to pay, and Parent will not be obligated to cause the Surviving Corporation to pay, premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year. The parties to the Merger Agreement have agreed, subject to the fiduciary duties of the respective directors of the Company, Parent and Purchaser, in the event that any action, suit, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby is commenced by a third party before or after the Effective Time, to cooperate and use all reasonable efforts to defend against and respond to such action, suit, proceeding or investigation. In addition, the Merger Agreement provides that if Parent or any of its successors or assigns (i) merges with or into, or consolidates with, any other corporation or entity and is not the surviving or continuing corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Parent assume the obligations set forth in this paragraph. The parties to the Merger Agreement have agreed that the provisions of this paragraph are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

          Notification of Certain Matters. The Merger Agreement provides that the Company will give prompt written notice to Parent and Purchaser, and Parent and Purchaser will give prompt written notice to the Company of (a) the occurrence, or failure to occur, of any event, which occurrence or failure would cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time,
     (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement and (c) any act, omission to act, event, or occurrence that, with notice, passage of time, or otherwise, would result in a material adverse effect on the business or condition (financial or otherwise), properties or assets of the Company and its subsidiaries taken as a whole. No such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties under the Merger Agreement. The Merger Agreement also provides that Parent will notify the Company of any information it obtains which would make certain of its representations and warranties untrue or inaccurate in any material respect. In addition, the Merger Agreement provides that Parent and Purchaser will provide to the Company any opinions (and supporting documentation) regarding the solvency of the Surviving Corporation upon consummation of the Merger as are provided to any banks or other lenders in connection with the Merger at the same time that they are provided to such banks or other lenders.

          Best Efforts. Pursuant to the terms and conditions of the Merger Agreement and subject to the fiduciary duties under applicable law of the directors of the Company or of the directors constituting the Special Committee, each party to the Merger Agreement has agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

          Public Announcements. The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and the transactions contemplated thereby and, except as may be required by applicable law or any listing agreement with any national securities exchange (in which case the party proposing to issue such press release or make such statement will use all reasonable efforts to consult in good faith with the other party), will not issue any such press release or make any such public statement prior to such consultation.

  Conditions of the Offer

     See "The Tender Offer -- Certain Conditions of the Offer."

  Conditions to the Merger

     The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (a) Purchaser shall have purchased such Shares as are validly tendered and not withdrawn pursuant to the Offer; (b) if required by the DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the stockholders of the Company in accordance with the DGCL; (c) any governmental or third party consents or approvals required to consummate the Merger shall have been obtained (except where the failure to obtain such consents or approvals would not have a material adverse effect on (i) the Company and its subsidiaries, taken as a whole, or (ii) Parent's ability to consummate the transactions contemplated by the Merger Agreement), and (d) there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable by any governmental authority of competent jurisdiction that making consummation of the Merger illegal and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Merger shall be in effect.

  Termination

     The Merger Agreement provides that the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

          (a) by mutual written consent of the Company or taken any other action restraining, permanently (with the approval of the Special Committee) and Parent;

          (b) by either the Company (with the approval of the Special Committee) or Parent, if any court of competent jurisdiction shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Offer or the Merger and such order, decree or other ruling shall have become final and nonappealable;

          (c) by either the Company (with the approval of the Special Committee) or Parent, if Shares have not been accepted for payment pursuant to the Offer on or prior to the date 60 days after commencement of the Offer; provided that (i) neither party will have the right to terminate the Merger Agreement under this provision during any extension period referred to under "The Offer" above; and (ii) the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated;

          (d) by either Parent or the Company (with the approval of the Special Committee) if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by Parent, the Purchaser shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Shares pursuant to the Offer; or

          (e) by Parent, if the Board of Directors of the Company or the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger.

  Effect of Termination

     The Merger Agreement provides that if the Merger Agreement is terminated, no party to the Merger Agreement will have any liability or further obligation to any other party to the Merger Agreement, except for liability resulting from breach of any covenant or agreement contained in the Merger Agreement and, except that the agreements described in this paragraph and under "Certain Fees and Expenses" and those relating to governing law will survive the termination of the Merger Agreement.

  Certain Fees and Expenses

     Regardless of whether the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense, except that the allocable share of each of Parent and Purchaser on the one hand, and the Company, on the other hand, of expenses incurred in connection with (i) any proxy statement required with respect to the Merger and (ii) the Schedule 13E-3 to be filed with the Commission in connection with the proposed transaction shall be one-half.

  Amendments and Waivers

     Any provision of the Merger Agreement may be amended, modified, supplemented or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, modification or supplement, by the Company, Parent and Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the Company's stockholders, if required under applicable law, no such amendment or waiver shall, without the further approval of such stockholders, reduce the amount or change form of consideration to be received in exchange for Shares or otherwise materially and adversely affect the rights of the Company's shareholders under the Merger Agreement. The approval of the Special Committee shall be required for any amendment or modification of the Merger Agreement, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser other than as set forth in the Merger Agreement and any waiver of any of the Company's rights under the Merger Agreement.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the Company Board, stockholders of the Company should be aware that certain members of the Company Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Special Committee and the Company Board were aware of these actual or potential conflicts of interest and considered them in connection with such recommendation.

     The Company has informed Purchaser that, to the best of the Company's knowledge, and subject to applicable securities laws, all directors and executive officers of the Company (other than Mr. Blount) presently intend to tender pursuant to the Offer all Shares owned by such persons, which total 8,400 Shares.

  Beneficial Ownership of the Shares

     Schedule I of this Offer to Purchase sets forth information concerning beneficial ownership of Shares as of May 18, 1999 by each of the directors and executive officers of the Company and Parent and Purchaser, respectively. Information regarding beneficial ownership of Shares as of May 18, 1999 by Samuel R. Blount, the sole Manager of Parent and the sole director and executive officer of Purchaser is set forth under the heading "The Tender Offer -- Certain Information Concerning Parent and Purchaser" in this Offer to Purchase and on
Schedule I hereto.

  Management of Parent After the Merger

     After the Merger, it is expected that the current executive officers of Parent will continue in their present positions.

  Fees of the Special Committee

     None of Messrs. McKinney, Hackney and Scott, the three members of the Special Committee, has earned or will earn any fee as compensation for his service on the Special Committee.

  Aggregate Annual Compensation of the Executive Officers of the Company

     As of the date of this Offer to Purchase, the aggregate annual base salary of the executive officers of the Company was $637,250. The aggregate expected bonus payment to be made to the executive officers of the Company for fiscal year 1999 is approximately $233,175.

                                THE TENDER OFFER

TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not theretofore withdrawn in accordance with the provisions set forth in "The Tender Offer -- Withdrawal Rights." The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Thursday, June 17, 1999, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement, see "Special Factors -- The Merger Agreement"), shall from time to time have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     Pursuant to the Merger Agreement, Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that, unless previously approved by the Company (acting through the Special Committee) in writing, Purchaser may not (i) decrease the Offer Price,
(ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought pursuant to the Offer, (iv) add additional conditions to the Offer, or (v) amend or modify any other material term of the Offer in a manner materially adverse to the holders of Shares (other than Parent and its affiliates).

     Purchaser may, without the Special Committee's consent, (i) from time to time extend the Offer if at the scheduled Expiration Date of the Offer any conditions to the Offer shall not have been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clauses (i) or (ii) of this sentence. In addition, if at any scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived by Purchaser, but are capable of being satisfied in the reasonable, good faith judgment of Purchaser, then, on the written request of the Company (acting through the Special Committee), Purchaser shall from time to time extend the Offer for up to ten business days from the then-scheduled Expiration Date of the Offer, provided that Purchaser has no obligation to extend the Offer beyond the date that is 60 days after the commencement of the Offer. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Purchaser confirms that its right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement; see "Special Factors -- The Merger Agreement"), at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer, to (i) terminate or amend the Offer, (ii) extend the Offer and postpone acceptance for payment of any Shares, or (iii) waive any condition, by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary. During any such extension all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. In the event that Purchaser waives any of the conditions set forth in "The Tender Offer -- Certain Conditions of the Offer", the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that Purchaser disseminate information concerning such waiver.

     If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "The Tender Offer -- Withdrawal Rights."

However, as described above, the ability of Purchaser to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Such rules generally provide that the minimum period during which a tender offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought or a change in the dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to securityholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or a change in percentage of securities sought or a change in the dealer's soliciting fee, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and for investor response.

     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     The Company has provided Purchaser with the Company stockholder list, a nonobjecting beneficial owners list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "The Tender Offer -- Certain Conditions of the Offer."

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depositary Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (C) any other documents required under the Letter of Transmittal.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     In order for a holder of Shares to tender validly Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Transfer

     The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees

     Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery

     If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

          (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry

Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

  Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements

     By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

     The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     In order to prevent "backup withholding" of Federal income tax on payments of cash pursuant to the Offer or the Merger (including cash paid pursuant to the exercise of appraisal rights), a Stockholder surrendering Shares in the Offer or the Merger must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalty of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer or the Merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign

Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

WITHDRAWAL RIGHTS

     Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 18, 1999. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The summary of Federal income tax consequences set forth below is for general information only and is based on Purchaser's understanding of the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise in connection with the performance of services. Special tax consequences may also apply to stockholders who own (or are related to or affiliated with a person who owns) options to acquire Shares. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for Federal income tax purposes under the Code, and may also be a taxable transaction under applicable state, local or foreign income and other tax laws. Generally, for Federal income tax purposes, a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer (or to be received pursuant to the Merger) and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger). For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, which will be long-term capital gain or loss if the tendered stockholder's holding period for the Shares exceeds one year. Stockholders are urged to consult with their own tax advisors concerning the treatment of capital gain or loss for Federal income tax purposes (including the limitations on the deductibility of capital loss).

     A stockholder that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its Taxpayer Identification Number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the IRS. See "The Tender
Offer -- Procedures for Accepting the Offer and Tendering Shares -- Other Requirements."

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding; provided that the required information is given to the IRS. If backup withholding results in an over payment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

PRICE RANGE OF SHARES; DIVIDENDS

     The NYSE is the principal market on which the Shares are traded (under the symbol MWI). The following table indicates the high and low sale prices for Common Stock as reported on the NYSE Composite Tape and Common Stock dividends declared for the periods indicated.

                                                               MARKET PRICE
                                                              --------------
                                                              HIGH      LOW
                                                              -----    -----
August 1, 1997 -- July 31, 1998
  Second Quarter (beginning November 25, 1997)..............  $14      $ 9 3/4
  Third Quarter.............................................   17 1/8    9 15/16
  Fourth Quarter............................................   16 3/4   10 3/4
August 1, 1998 -- July 31, 1999
  First Quarter.............................................  $13 3/16 $ 7 1/4
  Second Quarter............................................   11 7/8    7
  Third Quarter.............................................   10 1/2    4
  Fourth Quarter (through May 18, 1999).....................   9 3/4     4 1/16

     The Company's Common Stock began trading on the NYSE on November 25, 1997 in connection with the Company's initial public offering.

     On May 17, 1999 there were approximately 30 holders of record of Common Stock and 19,708,750 outstanding Shares.

     On May 13, 1999, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of Common Stock on the NYSE Composite Tape was $7.00 per Share. On May 18, 1999, the last full day of trading before the commencement of the Offer, the closing price of Common Stock on the NYSE Composite Tape was $9.69 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

     The Company has not declared or paid any dividends on its Common Stock since the IPO, other than dividends paid in connection with the Company's termination of its subchapter S election. See "Special Factors -- Background of the Offer" and "-- Certain Information Concerning the Company." The policy of the Board of Directors of the Company is to retain earnings for the expansion and development of the

Company's business. The Credit Facilities (as defined herein) will contain a number of financial covenants that may limit the ability of Parent or the Company to pay dividends. See "-- Financing of the Offer and the Merger."

CERTAIN INFORMATION CONCERNING THE COMPANY

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources.

  General

     The Company is a Delaware corporation with its principal offices located at 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. The Company is a leading domestic producer of casual outdoor furniture and is the largest manufacturer of wrought iron furniture in the United States. The Company designs, manufactures, and distributes a variety of consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Company and certain other information are set forth in Schedule I hereto.

     On November 25, 1997, the Company completed the IPO, selling 3,708,750 shares of Common Stock for $13.00 per share. Upon completion of the IPO, the Company terminated its subchapter S election under the Internal Revenue Code and made a distribution from the proceeds of the IPO to persons holding Common Stock prior to the IPO (including Mr. Blount) in an amount equal to the Company's undistributed earnings from October 1, 1986 through the termination of the S corporation election (approximately $32.7 million). The balance of the IPO net proceeds (approximately $11.6 million) was used to fund capital expenditures by the Company.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Transaction with Director

     On July 1, 1987, the Company entered into an Assignment of Sublease with Champion International Corporation, a New York corporation ("CIC"), and Pinson Partners, an Alabama partnership, with respect to the substitution of the Company as sublessee under a Sublease dated January 31, 1977 (the "Sublease") between CIC and Birmingham Ornamental Iron Company, Inc., an Alabama corporation ("BIOC"). Under the terms of the Sublease, the Company subleases the Meadowcraft Road property from CIC for use as a manufacturing facility. The current rental rate is approximately $32,100 per month, all of which is currently payable to Pinson Partners. Mr. T. Morris Hackney, a Director and member of the Special Committee, and his wife, Brenda Hackney, own a 40% interest in Pinson Partners which entitles them to approximately $12,840 per month of the rental payments made by the Company to Pinson Partners. In addition, pursuant to a letter dated December 8, 1998, from the owner of the remaining 60% interest in Pinson Partners to the Company, beginning with the payment due January 1, 1999 and continuing through the expiration of the

Sublease in August 2000, Mr. Hackney also receives the remaining $19,260 of the monthly rental payment due to Pinson Partners. The Company believes that the terms of the underlying lease, including the monthly rental rate, are at least as favorable to the Company as those which could have been negotiated with an unaffiliated third party. The members of the Special Committee and the Company Board are aware of the transaction with Mr. Hackney and the potential conflict of interest posed thereby.

  Financial Information

     Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1998 (the "Form 10-K") and the unaudited financial statements contained in the Company's January 31, 1999 Form 10-Q, which financial statements are attached hereto as Annex D and Annex E, respectively. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth above.

                                                         FISCAL YEAR ENDED           SIX MONTHS ENDED
                                                      ------------------------   -------------------------
                                                        MAY 3,       JULY 31,
                                                         1997          1998      JANUARY 31,   JANUARY 31,
                                                      (53 WEEKS)    (52 WEEKS)      1998          1999
                                                      -----------   ----------   -----------   -----------
                                                             (AUDITED)                  (UNAUDITED)

                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales...........................................   $141,945      $162,201      $35,462       $30,973
Operating income (loss).............................     30,652        34,610        2,779        (4,470)
                                                       --------      --------      -------       -------
Net income -- historical............................     25,378        26,310        3,426        (3,889)
                                                       ========      ========      =======       =======
Pro forma net income (loss).........................     15,939        22,259        4,076        (3,889)
                                                       ========      ========      =======       =======
Pro forma net income (loss) excluding benefit
  related to change in tax status...................     15,939        19,059          874        (3,889)
                                                       ========      ========      =======       =======
Earnings (loss) per Share:
  Basic and diluted -- historical...................       1.59          1.42         0.20         (0.20)
                                                       ========      ========      =======       =======
  Basic and diluted -- pro forma....................       1.00          1.20         0.24         (0.20)
                                                       ========      ========      =======       =======
  Basic and diluted -- pro forma excluding benefit
     related to a change in tax status..............       1.00          1.03         0.05         (0.20)
                                                       ========      ========      =======       =======
At end of period:
  Working capital...................................     12,853        18,981       13,710        15,222
  Total assets......................................    127,061       110,151      142,274       137,173
  Long-term debt....................................     15,320        26,513       26,959        25,218
  Shareholders' equity..............................     39,328        54,831       48,229        50,257

     During Fiscal 1997, the Company changed its reporting period to a fiscal year ending on the Saturday closest to the last day of April. As a result of this change, Fiscal 1997 includes 53 weeks of operations versus 52 weeks in Fiscal 1996. Subsequent to the completion of the Company's initial public offering and termination of the S Corporation election, the Company changed its financial reporting year end to July 31.

     Prior to November 25, 1997, the Company elected to be taxed as an S Corporation and, as a result, the periods prior to November 25, 1997 do not reflect historical income tax provisions. On November 25, 1997, the Company terminated its S Corporation election in connection with the IPO and became a taxable C Corporation. In connection with this termination, the Company recorded a deferred tax asset and a credit to income tax provision in the amount of $3,200,000. Additionally, the Company has allocated its income for the 12 months ended May 3, 1998 (the end of the tax year), between the nontaxable S Corporation and the taxable C Corporation based on the number of days in the 12-month period ended May 3, 1998, in which the Company was an S Corporation and C Corporation, respectively. The effect on the allocation was that a portion of the income for the nine months ended May 3, 1998 was attributable to the C Corporation with the remainder being attributable to the S Corporation. Subsequent to May 3, 1998, the Company was taxed entirely as a C Corporation. The income attributable to the C Corporation resulted in a historical tax provision of $4,038,000 for the 12 months ended July 31, 1998 which included the effects of the recording of the net deferred tax asset of $3,200,000. The pro forma provision gives effect to income taxes that would have been reported had the Company's income been attributable to the C Corporation for the entire period. The pro forma income tax provision reflects an overall effective tax rate of 37% in fiscal 1997 and 1998, before considering the effect of the one time credit income tax provision of $3,200,000 in fiscal 1998 related to the initial recording of the net deferred tax asset.

     The ratio of earnings to fixed charges for the Company's fiscal years 1998 and 1997 was 7.424 and 5.750, respectively. The ratio of earnings to fixed charges for the Company's six months ended January 31, 1999 and three months ended January 31, 1999 was (2.569) and 0.334, respectively. As of July 31, 1998 and January 31, 1999, the book value of the Company per Share was $2.78 and $2.55, respectively.

  Certain Projections

     The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Offer and the Merger, the Company has provided Parent with certain non-public information concerning the Company and its subsidiaries. Such information included, among other things, the Company's projections of consolidated net sales, net earnings before interest, taxes, depreciation and amortization ("EBITDA") and net income for the Company for the fiscal years 1999 and 2000.

     The information provided to Parent by the Company (the "Projections") discloses, among other things, the following:

                                                              FORECAST   FORECAST
                                                              FY 1999    FY 2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Net Sales...................................................  $141,212   $162,938
Net Income..................................................     9,718     15,395
EBITDA......................................................    26,935     35,785

     The Projections reflect the Company's forecast of its consolidated net sales, EBITDA and net income on a stand-alone basis, without giving effect to the Offer, the Merger or the assumption by the Company of Purchaser's obligations under the Credit Facilities (as defined below) and otherwise as the Surviving Corporation in the Merger, and without reflecting any potential cost savings from the acquisition of the Company by Parent and Purchaser.

     The Projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections and were not prepared with the assistance of, or reviewed by, independent accountants. Such projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. None of Parent, Purchaser, the Company, Wachovia Securities or any other party to whom the projections were provided assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. While presented with numerical specificity, the projections are based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Therefore, such projections are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the projections. None of Parent, Purchaser, the Company or Wachovia Securities is under any obligation to or has any intention to update the projections at any future time.

  Purchases of Shares by the Company

     The Company has not purchased any Shares since November 25, 1997.

CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

     Parent is a Nevada limited liability company with its principal offices located at 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. Parent is a holding company that conducts no business other than owning and holding shares of the Company's Common Stock.

     Purchaser is a Delaware corporation established on April 7, 1999 solely to effect the Offer and the Merger, has not carried on any activities other than the execution of the Merger Agreement and the Commitment Letter and the Fee Letter (each as defined below; see "-- Financing of the Offer and the Merger") and will not conduct any activities other than those required to effect the Offer and the Merger. Its principal offices are located at 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. Purchaser is a direct wholly-owned subsidiary of Parent.

     Samuel R. Blount is the sole Manager of Parent and has served in such position since Parent's formation in 1998. Mr. Blount is the sole director and the Chief Executive Officer, Secretary and Treasurer of Purchaser and has served in such capacities since Purchaser's formation in 1999. Mr. Blount has served as a director and the Chairman of the Board of Directors of the Company since the Company's formation in 1985. Mr. Blount has over 19 years of experience with the Company and its predecessor. Prior to the formation of the Company, Mr. Blount served as President of HBC, Incorporated, a holding company that owned several manufacturing businesses. Mr. Blount is a citizen of the United States, and his business address is 4700 Pinson Valley Parkway, Birmingham, Alabama 35215.

     As of May 18, 1999, Parent beneficially owned 14,392,931 of the 19,708,750 outstanding Shares, and Samuel R. Blount, the sole Manager of Parent, Chairman and Chief Executive Officer of Purchaser and Chairman of the Company, beneficially owned an additional 100 Shares, representing in the aggregate approximately 73% of the Shares then outstanding.

     Of the 14,392,931 Shares of which Parent was the record owner as of May 18, 1999, 2,402,860 Shares are pledged to National Bank of Commerce of Birmingham ("National Bank") to secure certain lines of credit available to Mr. Blount and certain affiliates of Mr. Blount. Upon the occurrence of certain events of default contained in the agreements relating to such lines of credit, National Bank would have the power to direct the voting or disposition of such securities. To the knowledge of Parent, no such event of default has occurred and is now continuing.

     Except as described in this Offer to Purchase, (i) neither Parent nor Purchaser, nor any executive officer, director, manager or associate or majority-owned subsidiary of Parent or Purchaser beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer, manager or associate or majority-owned subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Parent nor Purchaser, nor any executive officer, director or manager of Parent or Purchaser, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since August 1, 1996, none of Parent, Purchaser, nor any executive officer, director or manager of Parent or Purchaser, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since August 1, 1996, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

FINANCING OF THE OFFER AND THE MERGER

     The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $56 million. The Offer and the Merger are not conditioned on obtaining financing. Parent and Purchaser have received a letter (together with the related term sheet, the "Commitment Letter"), dated May 10, 1999, from NationsBank, N.A. ("NationsBank") and Nationsbanc Montgomery Securities LLC ("NMS") pursuant to which (i) NationsBank has committed to provide Parent and Purchaser with financing in an aggregate principal amount of $56 million to finance the Offer and up to $3 million of related fees and expenses (the "Tender Offer Facility") and to provide the Surviving Corporation, upon consummation of the Merger, with up to $56 million of a $150 million permanent credit facility (the "Permanent Facility" and, together with the Tender Offer Facility, the "Credit Facilities") to refinance the Tender Offer Facility and certain existing indebtedness and letters of credit of the Company, finance the Merger and related fees and expenses in an aggregate amount together with the fees and expenses financed under the Tender Offer Facility not to exceed $3 million, and to provide for on-going working capital needs and general corporate purposes, and (ii) NMS has advised Parent and Purchaser of its willingness to act as arranger and book manager and to form a syndicate of lenders for the Credit Facilities. The commitments under the Commitment Letter will terminate (i) on August 31, 1999, unless the Tender Offer Facility is closed by such time, and
(ii) if the Tender Offer Facility is closed in a timely manner, then on September 30, 1999, unless the Permanent Facility is closed by such time. A copy of the Commitment Letter is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the following summary of the Commitment Letter is qualified in its entirety by reference thereto. As used in this summary, the term "Borrower" refers (i) prior to the Merger to Purchaser and
(ii) subsequent to the Merger to the Surviving Company.

     The Tender Offer Facility consists of a single term loan available upon consummation of the Tender Offer, and availability under the Tender Offer Facility is subject to compliance with Regulation U. The commitments under the Tender Offer Facility will terminate on the earlier to occur of the closing of the Merger or August 31, 1999, and borrowings thereunder will mature upon the earliest of (i) consummation of the Merger, (ii) the date 60 days from the funding of the loan thereunder or (iii) September 30, 1999. The Permanent Facility includes an $80 million revolving credit facility (the "Tranche A Seasonal Revolving Credit Facility") and a $70 million reducing revolving credit facility (the "Tranche B Revolving Credit Facility"). The Tranche A Revolving Credit Facility will include a $5 million sublimit for the making of swingline loans. The Tranche B Revolving Credit Facility, which will be subject to annual commitment reductions in the amount of $5 million on the first anniversary of the closing of the Permanent Facility and in the amount of $10 million on each of the second, third and fourth anniversaries thereof, will include a $15 million sublimit for the issuance of standby letters of credit. Availability of the aggregate committed amount for the Tranche A Seasonal Revolving Credit Facility will be determined by reference to a borrowing base to be determined. The Permanent Facility will terminate, and any outstanding borrowings thereunder will mature, five years from the closing of the Permanent Facility.

     Outstanding borrowings under the Tender Offer Facility are currently expected to bear interest at the Federal Funds rate plus 2.000%. Outstanding borrowings under the Permanent Facility are currently expected to bear interest at a rate equal to either, at the Borrower's option, (i) the Alternate Base Rate (defined as the higher of (x) the NationsBank prime rate and (y) the Federal Funds rate plus 0.500%) plus the applicable margin or (ii) LIBOR plus the applicable margin. Subject to availability, the Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans. The applicable margin on LIBOR loans under the Permanent Facility is currently expected to vary between 1.000% and 2.250%, and the applicable margin on Alternate Base Rate loans under the Permanent Facility is currently expected to vary between 0% and 0.500%, depending on the Borrower's funded debt to EBITDA ratio. In addition, the Borrower is currently expected pay a facility fee on the revolving credit commitment, irrespective of usage, that is currently expected to vary between 0.200% and 0.500% depending on the Borrower's funded debt to EBITDA ratio. Initial pricing under the Permanent Facility will be set at the highest level at least until the end of the fiscal quarter ending July 31, 1999. A penalty rate will apply on all amounts not paid when due at a rate per annum of 2% above the applicable interest rate or letter of credit fee. The credit agreements relating to the Credit Facilities will contain customary representations, warranties and covenants.

     The initial borrowings under each of the Credit Facilities will be subject to the satisfaction of certain conditions precedent, including: (a) the absence of any material adverse change since January 31, 1999 in the business, assets, liabilities, operations or financial condition of the Borrower and its subsidiaries or in the facts and information regarding such entities as represented or otherwise known to NationsBank prior to the date of the Commitment Letter; (b) the receipt by NationsBank, and reasonable satisfaction of NationsBank with, certain monthly financial information with respect to the Company and such other information with respect to the Company, its subsidiaries, the Offer, the Merger and related transactions, including the refinancing of certain existing indebtedness of the Company; (c) the absence of any action, suit, investigation or proceeding pending in any court or before any arbitrator or governmental authority that would reasonably be expected to have a material adverse effect on the financial condition of the Company and its subsidiaries taken as a whole or on the ability of the Company and the Guarantors (as defined below) taken as a whole to perform their respective obligations under the documents to be executed in connection with the Credit Facilities; and (d) the compliance of the Company and its subsidiaries with all existing financial obligations (after giving effect to the consummation of the Offer and the Merger), except such noncompliance as would not, individually or in the aggregate, have a material adverse effect on the business, financial condition, properties or assets of the Company and its subsidiaries taken as a whole.

     The initial borrowings under the Tender Offer Facility will also be subject to the satisfaction of certain additional conditions precedent, including: (a) receipt by NationsBank of evidence of the consummation of the Offer upon the satisfaction or, with the consent of NationsBank, waiver of any material conditions thereof; (b) a purchase price for Shares in the Offer not exceeding $10.00 per Share; and (c) the satisfaction of conditions substantially similar to the conditions of the Offer described in "The Tender Offer -- Certain Conditions of the Offer."

     The initial borrowings under the Permanent Facility will also be subject to the satisfaction of certain additional conditions precedent, including: (a) the consummation of the Merger and the refinancing of certain existing funded indebtedness of the Company in all material respects in accordance with the terms of the Merger Agreement and in compliance with applicable law and regulatory approvals and the satisfaction or, with the consent of NationsBank, waiver of all of the conditions precedent to the obligations of Parent and Purchaser under the Merger Agreement; (b) the absence of any material alterations, amendments, changes or supplements to the Merger Agreement, and of any waiver of any material condition thereof, other than those to which NationsBank gave its prior written consent; (c) the receipt by NationsBank of, and reasonable satisfaction of NationsBank with, certain pro forma financial information concerning the Borrower; (d) receipt by NationsBank of a solvency certificate from the chief financial officer of the Borrower as to the financial condition and solvency of each of the Borrower and the Guarantors (after giving effect to the consummation of the Offer and the Merger and the incurrence of indebtedness related thereto); (e) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or any other legal restraint or prohibition which remains in effect and prevents the consummation of the Merger; and (f) evidence of the receipt of all governmental, shareholder and other, if any, consents and approvals necessary in connection with the consummation of the Merger and the related financings and other transactions contemplated by the Commitment Letter, except where the failure to obtain such consents or approvals would not, individually or in the aggregate, have a material adverse effect on the business, assets, liabilities, operations or financial condition of the Company and its subsidiaries taken as a whole or a material adverse effect on Parent's ability to consummate the Merger or the related transactions, and the absence of any statute, rule or regulation enacted, promulgated or deemed applicable by any governmental authority of competent jurisdiction which remains in effect and that makes consummation of the Merger illegal. In addition, the commitments with respect to the Permanent Facility are contingent upon there not having occurred and being continuing since the date hereof a material adverse change in the market for syndicated bank credit facilities which NationsBank and NMS determine in their reasonable discretion could have a material adverse effect on the syndication of the Credit Facilities

     The Tender Offer Facility will be guaranteed by Parent and by Mr. Blount. Upon consummation of the Merger, the guarantees of Parent and Mr. Blount will be released and the Permanent Facility will be guaranteed by all existing and hereafter acquired direct and indirect domestic subsidiaries of the Borrower (such domestic subsidiaries are referred to in this description of the Commitment Letter as the "Guarantors"). The obligations of Purchaser under the Tender Offer Facility will be secured at the time of the initial funding to finance the purchase of Shares pursuant to the Offer by a pledge (the "Share Pledge") to NationsBank, on behalf of the lenders for the Tender Offer Facility, of (i) all of the Shares currently owned by Parent and its affiliates (including Mr. Blount) not otherwise pledged or encumbered (but not less than 12 million Shares) and (ii) all of the Shares purchased pursuant to the Offer. The Share Pledge will be released upon the closing of the Permanent Facility and the refinancing of the Tender Offer Facility with the initial borrowings thereunder. Upon closing of the Permanent Facility and concurrently with the consummation of the Merger, NationsBank, on behalf of the lenders for the Permanent Facility, will receive a pledge of (i) all of the issued and outstanding capital stock of each direct and indirect domestic subsidiary of the Borrower, (ii) 65% of the issued and outstanding capital stock (or such greater percentage which would not result in material adverse tax consequences) of each direct foreign subsidiary of the Borrower or any of its domestic subsidiaries, and (iii) substantially all other present and future assets and properties of the Borrower and the Guarantors, subject to permitted liens and, in the case of certain arrangements requiring consent of third parties thereto, subject to and only to the extent that any such consents are actually obtained.

     The documentation relating to the Tender Offer Facility will contain usual and customary covenants for tender offer facilities of this type. The documentation relating to the Permanent Facility will contain usual and customary covenants for permanent secured credit facilities of this type (subject to materiality limitations, baskets and carve-outs to be negotiated), including: (i) compliance with laws; (ii) payment of taxes; (iii) maintenance of insurance; (iv) limitation on liens and negative pledges; (v) limitations on mergers, consolidations and sales of assets; (vi) limitations on incurrence of debt; (vii) limitations on cash dividends and stock redemptions and the redemption and/or prepayment of other debt; (viii) limitations on investments and acquisitions; (ix) ERISA; (x) limitation on transactions with affiliates; and (xi) limitation on capital expenditures. The documentation relating to the Permanent Facility will also contain certain financial covenants, including: (i) maintenance on a rolling four quarter basis of a maximum leverage ratio of total funded debt to EBITDA as of the end of each fiscal month and quarter initially not to exceed 3.25:1.0, with certain step-downs; (ii) maintenance on a rolling four quarter basis of a certain debt service coverage ratio, with step-ups to be determined; (iii) maintenance at all times of a minimum net worth, with step-ups to be determined; and (iv) annual capital expenditure limits to be determined.

     Parent and Purchaser anticipate that Purchaser's obligations under the Tender Offer Facility will be repaid with a portion of the initial borrowings under the Permanent Facility. Parent anticipates that obligations under the Permanent Facilities will be repaid from a variety of sources, including, without limitation, funds generated internally by the Company and its subsidiaries following the Merger and bank refinancing. The source and allocation of various methods of repayment will be determined and may be modified by Parent based on market conditions and such other factors as Parent may deem appropriate.

DIVIDENDS AND DISTRIBUTIONS

     If, subsequent to the date of the Merger Agreement but prior to the Effective Time, the Company changes the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, then appropriate adjustments shall be made in all amounts payable pursuant to the Merger Agreement, including, without limitation, the Offer Price and the Merger Consideration.

     The Company has not declared or paid any dividends on its Common Stock since the IPO, other than dividends paid in connection with the Company's termination of its Subchapter S election. In connection with such termination of the Company's Subchapter S election, the Company has made three distributions (each, an "S Corporation Distribution") to persons holding Common Stock prior to the IPO (including Mr. Blount).

In November 1997, the Company made an S Corporation Distribution in the amount of the Company's undistributed earnings from October 1, 1986 through the end of fiscal 1997. In June and October 1998, the Company made additional S Corporation Distributions based upon the Company's S Corporation earnings attributable to the period from the end of fiscal 1997 (May 4, 1997) to the date of termination of the S Corporation election (November 25, 1997) in the respective approximate amounts of $16.2 million and $0.7 million. In order to determine the S Corporation earnings attributable to this period, the Company prorated its taxable income for the 12-month period ending May 3, 1998, based on the number of days in the 12-month period in which the Company was an S Corporation. See "Special Factors -- Background of the Offer" and "-- Certain Information Concerning the Company." The policy of the Board of Directors of the Company is to retain earnings for the expansion and development of the Company's business. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances then existing, including the Company's earnings, financial condition, contractual restrictions and other factors deemed relevant by the Company Board.

CERTAIN EFFECTS OF THE OFFER

  Market for the Shares

     The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

  Stock Quotation

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE's published guidelines, the Shares would not be eligible for continued listing if, among other things, the number of Shares publicly held falls below 600,000, the number of beneficial holders of Shares falls below 1,200 (holding at least 100 Shares) or the aggregate market value of such publicly held Shares does not exceed $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise the Shares no longer meet the requirements of the NYSE for continued listing, the listing of the Shares might be discontinued and, in such event, the market for the Shares could be adversely affected. In the event the Shares were no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

  Exchange Act Registration

     The Shares are currently registered under Section 12(b) of the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission, would suspend the Company's obligations under Section 15(d) of the Exchange Act to file with the Commission the annual, quarterly, current and other reports required by Section 13(a) of the Exchange Act, and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NYSE. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

  Margin Regulations

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

  Increased Interest in Net Book Value and Net Earnings of the Company

     If the Offer is consummated, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase from 73% in proportion to the number of Shares acquired in the Offer. Following consummation of the Merger, Parent's direct and indirect interest in such items will increase from 73% to 100%, and the Company will be a wholly owned subsidiary of Parent. Accordingly, Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, and any future increase in the Company's value and the right to elect all members of the Company Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Furthermore, after the Merger, pre-Merger stockholders (other than Parent) will not have the opportunity to participate directly in the earnings and growth of the Company and will not face the risk of losses generated by the Company's operations or decline in the value of the Company.

     Had the Offer and the Merger been consummated at January 31, 1999, Parent's beneficial interest in the net book value (shareholders' equity) at January 31, 1999 and net earnings of the Company for the six months ended January 31, 1999, as reflected in the Company's January 31, 1999 Form 10-Q, would have increased from 73% to 100% or from $36,688,000 and $(2,839,000) to $50,257,000 and
$(3,889,000), respectively.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and (subject to the terms of the Merger Agreement) may amend or terminate the Offer or postpone the acceptance for payment, the purchase of, and/or (subject to any such applicable rules and regulations of the Commission) payment for, Shares if at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares shall theretofore have been accepted for payment or paid pursuant to the Offer) any of the following conditions exists:

          (a) there shall be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, prohibiting or seeking to prohibit or limiting or seeking to limit Parent or the Company from exercising any material rights and privileges pertaining to the ownership of the Shares or compelling or seeking to compel any party or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries that is material in relation to the consolidated business or assets of Parent and its subsidiaries or the Company and its subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

          (b) there shall have occurred, or Purchaser shall have become aware of any fact that has had, or could reasonably be expected to have, a Material Adverse Effect;

          (c) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, an aggregate decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from that existing at the close of business on May 12, 1999, any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States (other than any hostilities existing as of the date of the Merger Agreement) that has a material adverse effect on bank syndication or financial markets in the United States or in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

          (g) the Board of Directors of the Company shall have withdrawn or modified its recommendation of the Offer or the Merger; or

          (h) any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied on terms satisfactory to Parent in its reasonable discretion;

which, in the reasonable good faith judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

CERTAIN LEGAL MATTERS

  General

     Except as described in this Section, based on its review of publicly available filings of the Company with the Commission and other publicly available information regarding the Company, neither Parent nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisitions of Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, foreign, or international government authority or administrative or regulatory agency that would be required for the acquisition of ownership of the Shares

(and/or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or other action will be sought. While, except as otherwise expressly described in this Section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be divested if such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligations to accept for payment or pay for the Shares tendered pursuant to the Offer is subject to the conditions set forth in this Offer to Purchase, including the conditions referred to above in this paragraph and certain conditions with respect to litigation and governmental action. See "The Tender Offer -- Certain Conditions of the Offer."

  Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Since Parent currently holds more than 50% of the outstanding Shares of the Company, the acquisition of Shares pursuant to the Offer is exempt from the reporting requirements of the Act as an "intraperson transaction" pursuant to FTC Rule 802.30. Accordingly, Parent and Purchaser do not intend to file a Notification and Report Form with respect to the Offer under the HSR Act.

  State Takeover Laws

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 generally prohibits a corporation which has voting stock traded on a national securities exchange from engaging in certain business combinations, including, without limitation, a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined generally as a person beneficially owning 15% or more of the corporation's voting stock with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23,
1987), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date such person became an interested stockholder. The restrictions on business combinations do not apply if the interested stockholder owned shares in excess of the 15% limitation prior to the time when the voting stock began trading on a national securities exchange. The restrictions of
Section 203 are inapplicable to the Offer and the Merger for the foregoing reasons.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which as a matter of state securities law, make takeovers of corporations meeting certain requirements more difficult. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Purchaser has not currently complied with any such state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. See "The Tender Offer -- Certain Conditions of the Offer."

CERTAIN LITIGATION

     The Company has been named, along with certain current and former executive officers and members of the Company Board (including Mr. Blount and each of the members of the Special Committee), as a defendant in a purported class action lawsuit filed on or about May 14, 1999 by one alleged stockholder of the Company purportedly on behalf of the stockholders of the Company in the Court of Chancery in New Castle County, Delaware (the "Delaware Action"). The complaint in the Delaware Action alleges, among other things, that the $8.00 per Share price initially offered by Mr. Blount is inadequate, that the members of the Special Committee have purported conflicts of interest that prevent them from impartially representing the Company's public stockholders and that the defendants have breached or are breaching their fiduciary duties. The complaint in the Delaware Action seeks, among other things, injunctive relief barring the consummation or closing of the proposed transaction; or, in the event the proposed buyout is consummated, equitable relief rescinding it and setting it aside; and compensatory and/or rescissory damages in an unspecified amount. A copy of the complaint in the Delaware Action has been obtained from the court and is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the Delaware Action is qualified in its entirety by reference thereto. Mr. Blount and the Company believe that the Delaware Action is without merit.

FEES AND EXPENSES

     Except as set forth below, Parent and Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and Parent and Purchaser have retained American Stock Transfer and Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     As compensation for acting as Information Agent in connection with the Offer, D.F. King will be paid a reasonable and customary fee for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

     The following is an estimate of fees and expenses to be incurred in connection with the Offer and the Merger:

Fees and Expenses to Be Paid by Purchaser:
  Legal.....................................................  $  300,000
  Printing (including certain mailing expenses).............      60,000
  Advertising...............................................      25,000
  Filing....................................................      10,600
  Depositary................................................       8,500
  Information Agent (including certain mailing expenses)....      10,000
  Financing.................................................   1,116,000
                                                              ----------
          Total.............................................  $1,530,100
                                                              ==========
Fees and Expenses to Be Paid by the Company:
  Financial Advisor to Special Committee....................  $  545,000
  Legal.....................................................      50,000
                                                              ----------
          Total.............................................  $  595,000
                                                              ==========

MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, subject to the terms of the Merger Agreement, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 and a Transaction Statement on Schedule 13E-3, pursuant to Rules 14d-1 and 13e-3, respectively, under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board and the Special Committee with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from the Commission (but not the regional offices of the Commission) in the manner set forth under "-- Certain Information Concerning Parent and Purchaser" above.

                                          MWI ACQUISITION CO.

May 19, 1999

                             SCHEDULES AND ANNEXES

                                                                      SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth (i) the name, current business or residence address and present principal occupation or employment, (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years and (iii) information as to beneficial ownership of Shares of each director and executive officer of the Company. Each of the Company's directors and officers is a citizen of the United States. Except as otherwise indicated, the business address of each director and executive officer of the Company is 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. Directors of the Company are indicated with an asterisk.

                                                                              AMOUNT AND
                                           PRESENT PRINCIPAL OCCUPATION OR    NATURE OF     PERCENTAGE OF
                                         EMPLOYMENT; MATERIAL POSITIONS HELD  BENEFICIAL     OUTSTANDING
                                             DURING THE PAST FIVE YEARS       OWNERSHIP        SHARES
                 NAME                      AND BUSINESS ADDRESSES THEREOF     OF SHARES         OWNED
                 ----                    -----------------------------------  ----------    -------------
*Samuel R. Blount......................  Mr. Blount is a director and         14,393,031(1)     73.0%
                                           Chairman of the Board of Directors
                                           of the Company and has served in
                                           such capacity since the Company's
                                           formation in 1985. Mr. Blount has
                                           over 19 years of experience with
                                           the Company and its predecessor.
                                           Prior to the formation of the
                                           Company, Mr. Blount served as
                                           President of HBC, Incorporated, a
                                           holding company that owned
                                           several manufacturing businesses.
Steven C. Braswell.....................  Mr. Braswell is Vice President of         3,200(2)        #
                                           Finance, Chief Financial Officer
                                           and Secretary of the Company and
                                           has served in such capacity since
                                           1991. Mr. Braswell has over 25
                                           years of experience in finance
                                           and accounting, including
                                           thirteen years at Hanson
                                           Industries in various financial
                                           positions including Group
                                           Controller and Vice President,
                                           two years as manager of Finance
                                           and Accounting at Perkin Elmer
                                           Corporation in its Interdata
                                           Division and five years with
                                           Price Waterhouse.
*Timothy M. LeRoy......................  Mr. LeRoy is a director and                 800(3)        #
                                           President and Chief Operating
                                           Officer of the Company and has
                                           served in such capacity since
                                           March 1999. Mr. LeRoy previously
                                           served as Vice President of the
                                           Company since 1991. Prior to
                                           joining the Company, Mr. LeRoy
                                           was with Central Hardware Company
                                           for

                                                                              AMOUNT AND
                                           PRESENT PRINCIPAL OCCUPATION OR    NATURE OF     PERCENTAGE OF
                                         EMPLOYMENT; MATERIAL POSITIONS HELD  BENEFICIAL     OUTSTANDING
                                             DURING THE PAST FIVE YEARS       OWNERSHIP        SHARES
                 NAME                      AND BUSINESS ADDRESSES THEREOF     OF SHARES         OWNED
                 ----                    -----------------------------------  ----------    -------------
                                           eight years as Supervisor, Buyer
                                           and Merchandiser.
Rory S. Rehmert........................  Mr. Rehmert is Vice President of            400(4)        #
                                           Sales and Marketing (Specialty
                                           Accounts) of the Company and has
                                           served in such capacity since
                                           1991. Prior to joining
                                           Meadowcraft, Mr. Rehmert served
                                           as National Sales Manager for
                                           Lyon Shaw Furniture Company and
                                           Special Accounts Manager for
                                           Winston Furniture Company and as
                                           Store Manager with Flower City,
                                           Inc.
*T. Morris Hackney.....................  Mr. Hackney has served as a                   0           0%
                                           director of Meadowcraft since 1997.
                                           He has been Chairman of the Board
                                           of Citation Corporation since
                                           1974.
*James M. Scott........................  Mr. Scott has served as a director        3,000(5)        #
                                           of Meadowcraft since 1997. He has
                                           been a Partner, past Chairman of
                                           the Board of Governors and past
                                           Chairman of the Business and Tax
                                           Section of Capell, Howard, Knabe
                                           and Cobbs, P.A., a law firm. Mr.
                                           Scott has been with the firm
                                           since 1964.
*Reese H. McKinney, Jr.................  Mr. McKinney has served as a              1,000(6)        #
                                           director of Meadowcraft since
                                           1997. He was appointed Probate
                                           Judge for Montgomery County in
                                           1998. Prior to being appointed
                                           Probate Judge, Mr. McKinney
                                           served as the Administrative
                                           Assistant to the Mayor of the
                                           City of Montgomery, Alabama and
                                           served in such capacity since
                                           1978.
All Named Executive Officers and
  Directors as a group (7 persons).....                                       14,401,431        73.0%

---------------

 # Represents less than 1%
(1) Includes 14,392,931 Shares held of record by Parent, of which Mr. Blount is a Member and the sole Manager.
(2) Includes 3,200 Shares owned by Mr. Braswell at the completion of the IPO.
(3) Includes 700 Shares owned by Mr. LeRoy at the completion of the IPO.
(4) Includes 400 Shares owned by Mr. Rehmert at the completion of the IPO.
(5) Includes 3,000 Shares owned by Mr. Scott.
(6) Includes 1,000 Shares owned by Mr. McKinney.

                                                                         ANNEX A

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                SRB-MWI, L.L.C.

                              MWI ACQUISITION CO.

                                      AND

                               MEADOWCRAFT, INC.

                            DATED AS OF MAY 13, 1999

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS

                          (NOT PART OF THE AGREEMENT)

                                                              PAGE
                                                              ----
PARTIES.....................................................   A-1
ARTICLE I THE TENDER OFFER..................................   A-1
  1.1 The Offer.............................................   A-1
  1.2 The Company...........................................   A-2
  1.3 Board of Directors....................................   A-3
ARTICLE II THE MERGER.......................................   A-3
  2.1 The Merger............................................   A-3
  2.2 Certificate of Incorporation..........................   A-3
  2.3 By-Laws...............................................   A-3
  2.4 Directors and Officers................................   A-4
  2.5 Effective Time........................................   A-4
ARTICLE III CONVERSION OF SHARES............................   A-4
  3.1 Company Common Stock..................................   A-4
  3.2 Dissenting Shares.....................................   A-4
  3.3 Purchaser Common Stock................................   A-5
  3.4 Exchange of Shares....................................   A-5
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY....   A-6
  4.1 Organization..........................................   A-6
  4.2 Capitalization........................................   A-6
  4.3 Authorization of This Agreement; Recommendation of
     Merger.................................................   A-6
  4.4 Consents and Approvals................................   A-7
  4.5 No Conflicts..........................................   A-7
  4.6 Compliance............................................   A-7
  4.7 Financial Statements and Reports; No Undisclosed
     Liabilities............................................   A-7
  4.8 Offer Documents; Proxy Statement; Other Information;
     Schedule 14D-9.........................................   A-8
  4.9 Brokers' Fees.........................................   A-8
  4.10 No Other Representations or Warranties...............   A-8
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PARENT AND
  THE PURCHASER.............................................   A-9
  5.1 Organization..........................................   A-9
  5.2 Authorization of This Agreement.......................   A-9
  5.3 Consents and Approvals; No Violations.................   A-9
  5.4 Offer Documents; Proxy Statement; Other Information...  A-10
  5.5 Brokers' Fees.........................................  A-10
  5.6 Financial Ability.....................................  A-10
  5.7 No Prior Activities...................................  A-10
  5.8 Company Compliance....................................  A-10
  5.9 The Parent's Intentions Regarding the Company.........  A-10
  5.10 Surviving Corporation Solvency.......................  A-10
ARTICLE VI COVENANTS........................................  A-11
  6.1 Conduct of the Business of the Company................  A-11
  6.2 Shareholder Approval..................................  A-11

                                                              PAGE
                                                              ----
  6.3 Best Efforts..........................................  A-11
  6.4 Public Announcements..................................  A-12
  6.5 Indemnification.......................................  A-12
  6.6 Notification of Certain Matters.......................  A-12
ARTICLE VII CLOSING CONDITIONS..............................  A-13
  7.1 Conditions to the Obligations of the Parent, the
     Purchaser and the Company..............................  A-13
ARTICLE VIII CLOSING........................................  A-13
  8.1 Time and Place........................................  A-13
  8.2 Filings at the Closing................................  A-13
ARTICLE IX TERMINATION AND ABANDONMENT......................  A-13
  9.1 Termination...........................................  A-13
  9.2 Procedure and Effect of Termination...................  A-14
ARTICLE X MISCELLANEOUS.....................................  A-14
  10.1 Amendment and Modification...........................  A-14
  10.2 Waiver of Compliance; Consents.......................  A-14
  10.3 Survival of Warranties...............................  A-15
  10.4 Notices..............................................  A-15
  10.5 Assignment; Parties in Interest......................  A-16
  10.6 Expenses.............................................  A-16
  10.7 Specific Performance.................................  A-16
  10.8 Governing Law........................................  A-16
  10.9 Counterparts.........................................  A-16
  10.10 Interpretation......................................  A-16
  10.11 Entire Agreement....................................  A-16
ANNEX A CERTAIN CONDITIONS OF THE OFFER.....................  A-18

                          AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER, dated as of May 13, 1999 (the "Agreement" or the "Merger Agreement"), is entered into by and among SRB-MWI, L.L.C., a Nevada limited liability company (the "Parent"), MWI Acquisition Co., a Delaware corporation that is a wholly-owned subsidiary of the Parent (the "Purchaser"), and Meadowcraft, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, the Purchaser has been formed for the sole purpose of effecting the transactions contemplated by this Agreement;

     WHEREAS, as of the date hereof the Parent and its affiliates own an aggregate of 14,393,031 of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Company;

     WHEREAS, the Parent and the Purchaser wish to consummate the transactions contemplated by this Agreement, pursuant to which, subject to the terms and conditions set forth herein, the Purchaser will merge with and into the Company and the Company will become a wholly-owned subsidiary of the Parent; and

     WHEREAS, the Board of Directors of the Company (at a meeting duly called and held, and acting on the unanimous recommendation of the Special Committee of the Board of Directors of the Company comprised entirely of non-management independent directors (the "Special Committee")), has unanimously approved this Agreement and the transactions contemplated hereby and has unanimously determined that each of the Offer and the Merger (as defined herein) is fair to, and in the best interests of, the holders of Shares (other than the Parent and its affiliates) and recommended the acceptance of the Offer and approval and adoption of this Agreement by the shareholders of the Company;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Parent, the Purchaser and the Company hereby agree as follows:

                                   ARTICLE I

                                THE TENDER OFFER

     1.1 The Offer. (a) Provided that no event shall have occurred that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, the Purchaser shall, as promptly as practicable but in no event later than five business days following the public announcement of the execution of this Agreement, commence an offer (the "Offer"), subject to Rules 13e-3 and 14d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to purchase any and all of the Shares of the Company at a price of $10.00 per share (the "Per Share Amount"), net to the seller in cash. The Purchaser shall not without prior written consent of the Company (with the approval of the Special Committee) reduce the Per Share Amount or the number of Shares sought to be purchased, modify the form of consideration to be received by holders of the Shares in the Offer, impose additional conditions to the Offer or amend or modify any other material term of the Offer in a manner materially adverse to the holders of Shares (other than the Parent and its affiliates). Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) business days from the date the Offer is commenced; provided, however, that without the Special Committee's consent, the Purchaser may (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, (ii) extend the Offer for any period which, in the reasonable judgment of the Purchaser, is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission ("SEC"), and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than forty (40) business days beyond the latest expiration date that would otherwise be permitted under clauses (i) and (ii) of this sentence. In addition, if at any scheduled expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived by the Purchaser, but are capable of being satisfied in the reasonable, good faith judgment of the Purchaser, then, on the written request of the

Company (acting through the Special Committee), the Purchaser shall from time to time extend the Offer for up to ten (10) business days from the then-scheduled expiration date of the Offer; provided, that the Purchaser shall have no obligation to extend the Offer beyond the date 60 days after commencement of the Offer. Subject to the terms and conditions of the Offer, the Purchaser shall, and the Parent shall cause the Purchaser to, pay as promptly as reasonably practicable after expiration of the Offer, for all of the Shares validly tendered and not withdrawn pursuant to the Offer that the Purchaser is obligated to purchase. The Per Share Amount will be paid net to the seller in cash, less any required withholding taxes, on the terms and subject to the conditions of the Offer. The Parent, the Purchaser and the Company agree that no Shares held by the Parent, the Purchaser, any affiliate of the Parent or the Purchaser, the Company or any subsidiary thereof will be tendered in the Offer.

     (b) As soon as practicable on the date the Offer is commenced, the Purchaser will file with the SEC a Tender Offer Statement on Schedule 14D-1 (together with any and all supplements or amendments thereto, and including all exhibits, the "Schedule 14D-1"), with respect to the Offer, and a Transaction Statement on Schedule 13E-3 (together with any and all supplements or amendments thereto, and including all exhibits, the "Schedule 13E-3"). The Schedule 14D-1, together with the related offer to purchase and the form of the related letter of transmittal and any amendments or supplements thereto, are hereinafter collectively referred to as the "Offer Documents." Each of the Parent, the Purchaser and the Company agrees promptly to correct any information provided by it for use in the Offer Documents and the Schedule 13E-3 if and to the extent that it shall have become false or misleading in any material respect. The Purchaser agrees to take all steps necessary to cause the Offer Documents and the Schedule 13E-3 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Purchaser shall give the Company and its counsel a reasonable opportunity to review the Offer Documents and the Schedule 13E-3 prior to their being filed with the SEC or disseminated to the shareholders of the Company. The Purchaser will furnish the Company and its counsel in writing with any comments that the Purchaser or its counsel may receive from the SEC or its staff with respect to the Offer Documents or the
Schedule 13E-3, promptly after receipt of such comments.

     1.2 The Company. (a) The Company hereby approves of and consents to the Offer, and represents and warrants that the Board of Directors of the Company (at a meeting duly called and held at which a quorum was present), acting on the unanimous recommendation of the Special Committee, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the shareholders of the Company (other than the Parent and its affiliates); (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and, if required under applicable law, approve and adopt this Agreement and the Merger. The Company shall furnish to the Parent and the Purchaser a copy of such resolutions, certified by an appropriate officer of the Company. The Company also represents that Wachovia Securities, Inc., financial advisor to the Special Committee, has delivered to the Special Committee its written opinion (the "Financial Advisor Opinion") that, as of May 13, 1999, the Per Share Amount is fair to the shareholders of the Company (other than the Parent and its affiliates) from a financial point of view, and that, based on the Financial Advisor Opinion and such other factors as it deemed relevant, the Board of Directors of the Company, acting on the unanimous recommendation of the Special Committee, has approved and authorized this Agreement and the Merger.

     (b) Concurrently with the filing of the Schedule 14D-1 by the Parent and the Purchaser, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any and all amendments or supplements thereto, and including all exhibits, the "Schedule 14D-9") with respect to the Offer which shall contain the recommendations of the Special Committee and the Board of Directors in favor of the Offer, the Merger and the Agreement as described in Section 1.2(a) and (ii) execute, and join in the filing with the SEC of, the Schedule 13E-3 after review and approval thereof by the Special Committee and its counsel. The Company shall mail the Schedule 14D-9 promptly after the commencement of the Offer. Each of the Company and the Purchaser agrees promptly to correct any information provided by it for use in the Schedule 14D-9 and the Schedule 13E-3 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 and the Schedule 13E-3, as the case may be, as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Board of Directors of the Company will not withdraw, or modify in a manner adverse to the Parent and the Purchaser, its recommendation to shareholders unless the Board of Directors determines in good faith by a majority vote, on the basis of the advice of outside counsel to the Company, that its failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law. The Purchaser and its counsel will be given a reasonable opportunity to review the Schedule 14D-9 and all amendments or supplements thereto prior to their filing with the SEC or dissemination to the holders of Shares. The Company will furnish the Purchaser and its counsel in writing with any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 or the Schedule 13E-3, promptly after receipt of such comments.

     (c) In connection with the Offer, the Company shall cause its transfer agent as promptly as possible to furnish the Purchaser with mailing labels, security position listings and any available listings or computer files containing the names and addresses of record holders of the Shares and lists of securities positions of Shares held in stock depositories in each case true and correct as of the most recent practicable date, and shall furnish to the Purchaser such information and assistance as the Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of shares. Subject to applicable law and except for such steps as are necessary to disseminate the Offer Documents, the Parent, the Purchaser and their affiliates will hold in confidence the information contained in any such labels, listings, and files, will use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, will deliver to the Company all copies of such information in its possession. The Parent and the Purchaser agree to reimburse the Company for all expenses incurred by it in complying with this Section 1.2(c).

     1.3 Board of Directors. Prior to the Effective Time (as defined in Section 2.5) the Company shall use its commercially reasonable best efforts to ensure that all of the members of the Board of Directors as of the date hereof who are not employees of the Company, and the members of the Special Committee as of the date hereof, shall remain members of the Board of Directors and the Special Committee.

                                   ARTICLE II

                                   THE MERGER

     2.1 The Merger. (a) Upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions set forth in Article VII hereof, as promptly as practicable following the consummation of the Offer, in accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the "GCL"), the parties hereto shall cause the Purchaser to be merged with and into the Company, and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate existence of the Purchaser shall cease.

     (b) The Surviving Corporation shall retain the name of the Company and shall possess all the rights, assets, privileges, immunities, powers and franchises of the Purchaser and the Company and shall by operation of law become liable for all the debts, liabilities and duties of the Company and the Purchaser. The Merger shall have the other effects provided for in the applicable provisions of the GCL.

     2.2 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with provisions thereof and as provided by law.

     2.3 By-Laws. At the Effective Time, the By-Laws of the Company shall become the By-Laws of the Surviving Corporation until, subject to Section 6.5(a) hereof, thereafter amended, altered or repealed as provided therein and by law.

     2.4 Directors and Officers. The directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

     2.5 Effective Time. The Merger shall become effective at the date and time when a properly executed certificate of merger or certificate of ownership and merger (either such document being referred to hereinafter as the "Certificate of Merger"), together with any other documents required by law to effectuate the Merger, shall be filed with the Secretary of State of the State of Delaware in accordance with the GCL as soon as practicable after the Closing. The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

                                  ARTICLE III

                              CONVERSION OF SHARES

     3.1 Company Common Stock. (a) Each Share issued and outstanding immediately prior to the Effective Time (except for Shares then owned beneficially or of record by the Parent, the Purchaser, or any other affiliate of the Parent or held in the treasury of the Company and except for Dissenting Shares (as defined in Section 3.2)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Amount (or, if a greater per Share price shall have been paid in the Offer, such greater price) (the Per Share Amount or such greater price hereinafter being referred to as the "Merger Consideration") in cash payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such Share.

     (b) Each Share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by the Parent or the Purchaser or any other affiliate of the Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without any conversion thereof or payment therefor.

     (c) Each Share issued and held in the Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof or payment therefor.

     (d) At the Effective Time the holders of certificates representing Shares shall cease to have any rights as shareholders of the Company and their sole right shall be the right to receive cash as aforesaid.

     3.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, in the event that appraisal rights are available in connection with the Merger pursuant to Section 262 of the GCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have not voted such Shares in favor of the approval and adoption of this Agreement or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the GCL and properly demanded appraisal of such Shares in the manner provided therein (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but the holders thereof instead shall be entitled to payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the GCL; provided, however, that (i) if any holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Shares, or (ii) if any holder fails to establish or perfect his entitlement to appraisal rights as provided in Section 262 of the GCL, or
(iii) if any such holder shall, for any other reason, become ineligible for or have lost his right to such appraisal, then such holder shall forfeit the right to appraisal of such Shares and each such Share shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Company shall give the Parent and the Purchaser (i) prompt notice of any written demands for appraisal of Shares received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not, without prior written consent of the Parent, voluntarily make any payment with respect to, settle or compromise, or offer to settle or compromise, any claim for appraisal rights.

     3.3 Purchaser Common Stock. Each share of common stock, par value $.01 per share ("Purchaser Common Stock"), of the Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share ("Surviving Corporation Common Stock"), of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing shares of the Purchaser Common Stock shall be deemed for all purposes to evidence ownership of and to represent the same number of shares of Surviving Corporation Common Stock.

     3.4 Exchange of Shares. (a) Prior to the Effective Time, the Purchaser shall, and the Parent shall cause the Purchaser to, deposit in trust with the depository for the Offer, or with such payment agent as may be designated by the Purchaser and is reasonably acceptable to the Company (the "Payment Agent"), cash in an aggregate amount equal to the product of (i) the number of Shares issued and outstanding immediately prior to the Effective Time (other than any such Shares owned beneficially or of record by the Parent or the Purchaser or any other affiliate of the Parent and other than Dissenting Shares), and (ii) the Merger Consideration (such amount being hereinafter referred to as the "Payment Fund"). The Payment Agent shall, pursuant to irrevocable instructions, make the payments provided for in Section 3.1(a) of this Agreement out of the Payment Fund. The Payment Agent shall invest the Payment Fund as the Parent directs, provided that substantially all such investments shall be in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest, commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10,000,000,000. The Payment Fund shall not be used for any other purpose except as provided in this Agreement.

     (b) Promptly after the Effective Time, the Surviving Corporation shall mail, or cause the Payment Agent to mail, to each record holder (other than the Parent, the Purchaser or any other affiliate of the Parent) as of the Effective Time of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Payment Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Payment Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of the number of Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall forthwith be cancelled. No interest shall be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Payment Agent and the Surviving Corporation that such tax has been paid or is not applicable. After the Effective Time, until surrendered in accordance with the provisions of this Section 3.4, each Certificate (other than Certificates representing Shares owned beneficially or of record by the Parent, the Purchaser or any other affiliate of the Parent (other than the Company) or Shares held in treasury by the Company and other than Certificates representing Dissenting Shares in respect of which appraisal rights are perfected) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of Shares evidenced by such Certificate, without any interest thereon.

     (c) After the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for cash as provided in this Article III, subject to applicable law in the case of Dissenting Shares. At the Effective Time, the stock transfer books of the Company shall be closed.

     (d) Any portion of the Payment Fund which remains unclaimed by the shareholders of the Company for 180 days after the Effective Time (including any interest received with respect thereto) shall be repaid to the Surviving Corporation, upon demand. Any shareholders of the Company who have not theretofore complied with Section 3.4(b) shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of their claim for the Merger Consideration per Share, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under Delaware law.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in the Disclosure Statements (as defined herein), the Company hereby represents and warrants to each of the Parent and the Purchaser as follows:

          4.1 Organization. The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a material adverse effect on the business or condition (financial or otherwise), properties or assets of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect").

          4.2 Capitalization. The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock of which, on May 13, 1999, there were 19,708,750 shares issued and outstanding, 1,000,000 shares reserved for issuance under the Company's director and employee stock option plans and 337,965 shares subject to options (the "Options") outstanding under the Company's stock option plan (67,737 of which were exercisable). All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable and have no preemptive rights. Other than as contemplated in the foregoing sentence, there are not now, and at the Effective Time there will not be, any outstanding or authorized options, warrants, calls, subscriptions, preemptive rights or other rights or other agreements or commitments whatsoever obligating the Company or any of its subsidiaries to issue, transfer, deliver or sell or cause to be issued, transferred, delivered or sold any additional shares of capital stock of the Company or any of its subsidiaries, or obligating the Company or any of its subsidiaries to grant, extend or enter into any such agreement or commitment. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of its subsidiaries (other than qualifying shares), free and clear of any lien, mortgage, pledge or encumbrance of any kind.

          4.3 Authorization of This Agreement; Recommendation of Merger. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval by the shareholders of the Company to the extent required by law, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company's Board of Directors upon the recommendation of the Special Committee and, except for the adoption of this Agreement by the shareholders of the Company to the extent required by law, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and subject only to adoption hereof by its shareholders to the extent required by law, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application affecting the rights of creditors and applicable principles of equity that may restrict or affect the enforcement of certain provisions thereof.

          4.4 Consents and Approvals. Except as set forth in Section 4.4 of the letter delivered by the Company to the Purchaser and the Parent prior to the execution hereof (the "Disclosure Letter") and except for (i) filings required under the Exchange Act, and the rules and regulations promulgated thereunder, (ii) the filing and recordation of appropriate merger documents as required by the GCL and, if applicable, the laws of other states in which the Company is qualified to do business, (iii) filings under the securities or blue sky laws or takeover statutes of the various states,
     (iv) the delisting requirements of the New York Stock Exchange ("NYSE") and
     (v) filings in connection with any the transfer of applicable federal, state and local environmental permits and applicable transfer or other taxes in any applicable jurisdiction, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, the failure to make or obtain which is reasonably likely to have a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

          4.5 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any violation of any provision of the Certificate of Incorporation or the Restated By-Laws of the Company, or the certificate of incorporation or by-laws (or equivalent instruments) of any of its subsidiaries, in each case as such instrument is currently in effect, (ii) except as set forth in Section 4.5 of the Disclosure Letter, result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets is bound or (iii) assuming the truth of the representations and warranties of the Parent and the Purchaser contained herein and their compliance with all agreements contained herein and assuming the due making or obtaining of all filings, permits, authorizations, consents and approvals referred to in the preceding sentence, violate any statute, rule, regulation, order, injunction, writ or decree of any public body or authority by which the Company or any of its subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (ii) and (iii) conflicts, violations, breaches or defaults which, either individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or a material adverse effect on the Company's ability to consummate the transactions contemplated hereby.

          4.6 Compliance. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of its business ("Permits") except where the failure to so hold would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 4.6 of the Disclosure Letter, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of,
     (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, Permit or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, reasonably be expected to either have a Material Adverse Effect or prevent the consummation of the Offer or the Merger.

          4.7 Financial Statements and Reports; No Undisclosed Liabilities. (a) The Company has timely filed all forms, reports and documents with the SEC required to be filed by it since August 7, 1997, pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and the Exchange Act and the rules and regulations promulgated thereunder (collectively, the "Disclosure Statements"), all of which have complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. None of such Disclosure Statements, including without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated balance sheets and the related consolidated statements of income, consolidated cash flows and consolidated retained earnings (including the notes thereto) of the Company and its subsidiaries included or incorporated by reference in the Disclosure Statements, have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during periods involved (except as may be indicated in the notes thereto), and present fairly the consolidated financial position of the Company and its subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject in the case of any unaudited interim financial statements to normal year-end audit adjustments and any absence of the footnote disclosures required by GAAP).

          (b) There is no liability of the Company or any subsidiary thereof of any nature, whether absolute, accrued, contingent or otherwise that would be required to be reflected, reserved for or disclosed under GAAP in the consolidated financial statements of the Company other than as is disclosed in the Disclosure Statements or has been incurred in the ordinary course of business since January 31, 1999.

          4.8 Offer Documents; Proxy Statement; Other Information; Schedule 14D-9. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the
     Schedule 14D-9, the Schedule 13E-3 and the proxy or information statement of the Company (the "Proxy Statement"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, will, when filed, comply in all material respects, both as to form and otherwise, with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

          (b) At the time the Proxy Statement, if one is required, or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement and the Merger and at the Effective Time, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document (other than the Proxy Statement) or any supplement or amendment thereto and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.8(b) will not apply to statements included in or omissions from the Company Disclosure Documents in reliance upon and in conformity with information furnished to the Company in writing by the Parent or the Purchaser specifically for use therein.

          (c) The information with respect to the Company or any of its subsidiaries that the Company furnishes to the Parent or the Purchaser in writing specifically for use in the Offer Documents or the Schedule 13E-3 will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

          4.9 Brokers' Fees. Except for Wachovia Securities, Inc., a copy of whose engagement agreement has been provided to the Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

          4.10 No Other Representations or Warranties. The Company shall not be deemed to have made to the Parent or the Purchaser any representation or warranty other than as expressly set forth in this Article

     IV. Without limiting the generality of the foregoing, and notwithstanding any representations or warranties otherwise expressly made by the Company, the Company does not make any representation or warranty to the Parent or the Purchaser with respect to (i) any projections, estimates or budgets heretofore delivered to or made available to Parent or the Purchaser of future revenues, expenses, financial condition or results of operations of the Company; or (ii) except as expressly set forth herein, any other information or documents (financial or otherwise) made available to the Parent or the Purchaser or their counsel, accountants or advisors with respect to the Company.

                                   ARTICLE V

         REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

     The Parent and the Purchaser hereby represent and warrant to the Company as follows:

          5.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, the Parent is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Nevada, and each of the Purchaser and the Parent has all requisite corporate power and authority to carry on its business as it is now being conducted. The Purchaser is a wholly owned subsidiary of the Parent.

          5.2 Authorization of This Agreement. Each of the Parent and the Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary corporate action. This Agreement has been duly and validly executed and delivered by each of the Parent and the Purchaser and constitutes a valid and binding agreement of the Parent and the Purchaser, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application affecting the rights of creditors and applicable principles of equity that may restrict or affect the enforcement of certain provisions thereof.

          5.3 Consents and Approvals; No Violations. Except for (i) filings required under the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing and recordation of appropriate merger documents as required by the GCL, (iii) filings under the securities or blue sky laws or takeover statutes of the various states, (iv) filings required under the delisting requirements of the NYSE and (v) filings in connection with any applicable transfer or other taxes in any applicable jurisdiction, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Parent and the Purchaser of the transactions contemplated by this Agreement, the failure to make or obtain which is reasonably likely to impair the ability of the Parent or the Purchaser to perform their respective obligations hereunder or to consummate the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Parent or the Purchaser with any of the provisions hereof will (i) conflict with or result in any violation of any provision of the Certificate of Incorporation or By-Laws of the Purchaser or the organizational documents of the Parent, (ii) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Parent or any of its subsidiaries is a party, or by which any of them or any of their respective properties or assets is bound, or (iii) assuming the truth of the representations and warranties of the Company hereunder and its compliance with all agreements contained herein and assuming the due making or obtaining of all filings, permits, authorizations, consents and approvals referred to in the preceding sentence, violate any statute, rule, regulation, order, injunction, writ or decree of any public body or authority by which the Parent or any of its subsidiaries or any of their respective properties or assets is bound, excluding from the foregoing clauses (ii) and (iii) conflicts, violations, breaches or defaults which, either individually or in the aggregate, are not reasonably likely to impair the ability of the Parent or the Purchaser to perform their respective obligations hereunder or to consummate the transactions contemplated hereby.

          5.4 Offer Documents; Proxy Statement; Other Information. (a) The information with respect to the Parent and the Purchaser and its subsidiaries that the Purchaser furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, if such statement is needed, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on the adoption of this Agreement and the Merger, and at the Effective Time, and
     (ii) in the case of any Company Disclosure Document (other than the Proxy Statement) or any amendment or supplement thereto, at the time of the filing thereof and at the time of any distribution thereof.

          (b) The Offer Documents and the Schedule 13E-3, when filed, will comply in all material respects, both as to the form and otherwise, with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and will not at the time of the filing thereof, at the time of any distribution thereof or at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty will not apply to statements included in or omissions from the Offer Documents or the
     Schedule 13E-3 in reliance upon and in conformity with information furnished to the Parent or the Purchaser in writing by the Company specifically for use therein.

          5.5 Brokers' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent or the Purchaser who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

          5.6 Financial Ability. The Parent has received and delivered to the Company a written financing commitment with respect to the transactions contemplated hereby. At (i) the time of acceptance for payment of Shares pursuant to the Offer and (ii) the Effective Time, the Parent and the Purchaser will have the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby.

          5.7 No Prior Activities. Except for liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, the Purchaser has not incurred any liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

          5.8 Company Compliance. To the knowledge of the Parent, as of their respective dates, the Disclosure Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, the Parent knows of no event or circumstance that would limit the Company's compliance with its obligations hereunder.

          5.9 The Parent's Intentions Regarding the Company. Neither the Parent nor the Purchaser has any plan or intention to liquidate the Company, to merge the Company with or into another entity or to sell or otherwise dispose of all or substantially all of the business or assets of the Company to be acquired by the Parent as a result of the transactions contemplated hereby, except for dispositions in the ordinary course of business.

          5.10 Surviving Corporation Solvency. Immediately after the Effective Time and after giving effect to any changes in the Surviving Corporation's assets and liabilities as a result of the Merger and the financing for the Merger Consideration, the Surviving Corporation will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred debts beyond its ability to pay as they become due; provided, that for purposes of making the representation and warranty set forth in this
     Section 5.10 the Parent and the Purchaser have relied on the accuracy of all information set forth in the Disclosure Statements.

                                   ARTICLE VI

                                   COVENANTS

     6.1 Conduct of the Business of the Company. The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time, unless the Purchaser shall otherwise agree in writing, or as shall have otherwise been approved by the chairman of the Company, or as otherwise contemplated by this Agreement:

          (a) the businesses of the Company and its subsidiaries shall be conducted only in the ordinary and usual course;

          (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate of Incorporation or By-laws; or (iii) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares; and

          (c) neither the Company nor any of its subsidiaries shall (i) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class other than Shares issuable pursuant to presently outstanding Options; or (ii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     6.2 Shareholder Approval. (a) If required by applicable law in order to consummate the Merger, as soon as practicable following the purchase of the Shares pursuant to the Offer, the Company, acting through its Board of Directors and upon the recommendation of the Special Committee, shall take all steps necessary duly to call, set a record date for, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer for the purpose of adopting and approving this Agreement and the transactions contemplated hereby. At such meeting, the Parent, the Purchaser and any affiliate thereof will each vote, or cause to be voted, all Shares acquired in the Offer or otherwise beneficially owned by it on the record date for such meeting, in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

     (b) The Company will, if required by law for the consummation of the Merger, prepare and file the Proxy Statement (as defined in Section 4.8) with the SEC, and shall use its best efforts to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with the Parent and the Purchaser, to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the acceptance for payment and purchase of the Shares pursuant to the Offer. Subject to the fiduciary duties of the Board of Directors of the Company as determined by them, acting upon the recommendation of the Special Committee and after consultation with outside counsel, the Company will include in the Proxy Statement (i) the recommendation of its Board of Directors that the shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby and the other matters to be submitted to shareholders in connection therewith and (ii) use its best efforts to obtain the necessary approvals by such shareholders of this Agreement and the transactions contemplated hereby.

     (c) Notwithstanding the foregoing, in the event that the Purchaser shall acquire at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto agree, at the request of the Parent or the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of shareholders of the Company, in accordance with Section 253 of the GCL.

     6.3 Best Efforts. Subject to the terms and conditions herein provided and the fiduciary duties of the Board of Directors of the Company, each of the parties hereto agrees to use its best efforts consistent with applicable legal requirements to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or proper and advisable under applicable laws and regulations to ensure that the conditions set forth in Annex A hereto and Article VII hereof are satisfied and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Parent, the Purchaser and the Company shall take all such necessary action.

     6.4 Public Announcements. The Purchaser and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any securities exchange in which case the party proposing to issue such press release or make any such public statement shall use all reasonable efforts to consult in good faith with the other party before issuing such press release or making any such public statements.

     6.5 Indemnification. (a) The Parent will cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted under the Company's certificate of incorporation and bylaws as in effect on the date hereof. For six years after the Effective Time, the Parent will cause the Surviving Corporation to use all reasonable efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy (the "Covered Employees") on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that in satisfying its obligation under this Section 6.5, the Surviving Corporation shall not be obligated to pay, and the Parent shall not be obligated to cause the Surviving Corporation to pay, premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year. The provisions of this Section 6.5 are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

     (b) In the event any action, suit, proceeding, or investigation relating to this Agreement or to the transactions contemplated by this Agreement is commenced by a third party, whether before or after the Effective Time, the parties to this Agreement agree, subject to the fiduciary duties of the respective directors of the Company, Parent and Purchaser, to cooperate and use all reasonable efforts to defend against and respond to such action, suit, proceeding, or investigation.

     (c) If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of the Parent shall assume all of the obligations set forth in this Section 6.5.

     6.6 Notification of Certain Matters. The Company will give prompt written notice to the Parent and the Purchaser, and the Parent and the Purchaser will give prompt written notice to the Company, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time, (b) any material failure of the Company, the Parent, or the Purchaser, as the case may be, or of any affiliate, employee, or agent of the Company, the Parent, or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement and (c) any act, omission to act, event, or occurrence that, with notice, the passage of time, or otherwise, would result in a Material Adverse Effect. No such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties under this Agreement. The Parent will promptly notify the Company of any information it obtains that would make the representations and warranties contained in Sections 5.6, 5.8, 5.9 or 5.10 untrue or inaccurate in any material respect. The Purchaser and the Parent shall provide to the Company any opinions (and supporting documentation) regarding the matters referred to in Section 5.10 as are provided to any banks or other lenders in connection with the Merger at the same time that they are provided to such banks or other lenders.

                                  ARTICLE VII

                               CLOSING CONDITIONS

     7.1 Conditions to the Obligations of the Parent, the Purchaser and the Company. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) There shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable by any governmental authority of competent jurisdiction that makes consummation of the Merger illegal and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

          (b) If required by applicable law, this Agreement and the transactions contemplated hereby shall have been approved and adopted by the affirmative vote of the holders of the requisite number of Shares.

          (c) Any governmental and third party consents or approvals required to consummate the Merger shall have been obtained, except where the failure to obtain such consents or approvals would not, individually or in the aggregate, have a Material Adverse Effect or a material adverse effect on the Purchaser's ability to consummate the transactions contemplated hereby.

          (d) The Purchaser shall have purchased such Shares as are validly tendered and not withdrawn pursuant to the Offer.

                                  ARTICLE VIII

                                    CLOSING

     8.1 Time and Place. The closing of the Merger (the "Closing") shall take place at the offices of Debevoise & Plimpton, 875 Third Avenue, New York, New York, as soon as practicable following satisfaction or waiver, if permissible, of the conditions set forth in Article VII. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

     8.2 Filings at the Closing. At the Closing, the Parent, the Purchaser and the Company shall cause the Certificate of Merger, together with any other documents required by law to effectuate the Merger, to be filed with the Secretary of State of the State of Delaware in accordance with the provisions of the GCL, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                   ARTICLE IX

                          TERMINATION AND ABANDONMENT

     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the
Company:

          (a) by mutual written consent of the Parent and the Company (with the approval of the Special Committee);

          (b) by either the Parent or the Company (with the approval of the Special Committee) if Shares have not been accepted for payment pursuant to the Offer on or prior to the date 60 days after the commencement of the Offer; provided, that (i) neither party will have the right to terminate this Agreement under this Section 9.1(b) during any extension period referred to in the second sentence of

     Section 1.1(a); and (ii) the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Offer to be consummated;

          (c) by either the Parent or the Company (with the approval of the Special Committee) if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by the Parent, the Purchaser shall not have been required by the terms of the Offer or this Agreement to purchase any Shares pursuant to the Offer;

          (d) by either the Parent or the Company (with the approval of the Special Committee), if any court of competent jurisdiction in the United States or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, permanently enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action shall have become final and non-appealable; or

          (e) by the Parent, if the Board of Directors of the Company or the Special Committee shall have withdrawn or modified in a manner adverse to the Parent and the Purchaser its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Offer or the Merger.

     9.2 Procedure and Effect of Termination. In the event of termination and abandonment of the Merger by the Parent, the Purchaser or the Company pursuant to Section 9.1, written notice thereof shall forthwith be given to the others, and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. The Purchaser agrees that any termination by the Parent shall be conclusively binding upon it, whether given expressly on its behalf or not, and the Company shall have no further obligation with respect to it. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement, provided that any termination shall be without prejudice to the rights of any party hereto arising out of breach by any other party of any covenant or agreement contained in this Agreement, and provided, further, that the obligations set forth in Section 1.2(c), this Section 9.2, and in Sections
10.6 and 10.8, shall in any event survive any termination.

                                   ARTICLE X

                                 MISCELLANEOUS

     10.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the Parent, the Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that (a) after this Agreement is adopted by a vote of the Company's shareholders pursuant to Section 6.2, if applicable, no such amendment or modification shall be made that reduces the amount or changes the form of the Merger Consideration or otherwise materially and adversely affects the rights of the Company's shareholders hereunder, without the further approval of such shareholders as required under applicable law and (b) the approval of the Special Committee shall be required for any amendment or modification of this Agreement, and extension by the Company of the time for the performance of any obligations or other acts of the Parent or the Purchaser and any waiver of any of the Company's rights under this Agreement.

     10.2 Waiver of Compliance; Consents. Any failure of the Parent or the Purchaser, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company or the Parent, respectively, only by a written instrument signed by the party granting such waiver (and, in the case of the Company, approved by the Special Committee in accordance with the provisions of Section 10.1(b) if applicable), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.2. The Purchaser hereby agrees that any consent or waiver of compliance given by the Parent hereunder shall be conclusively binding upon it, whether given expressly on its behalf or not.

     10.3 Survival of Warranties. Each and every representation and warranty made in this Agreement shall expire with, and be terminated and extinguished by, the Merger, or the termination of this Agreement pursuant to Section 9.1. This
Section 10.3 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Closing.

     10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered personally or by overnight courier, (b) mailed by registered or certified mail, return receipt requested, postage prepaid, or (c) transmitted by telecopy, and in each case, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

          (a) if to the Parent or the Purchaser, to

                            SRB-MWI, L.L.C.
                            4700 Pinson Valley Parkway
                            Birmingham, Alabama
                            Telecopy: (205) 853-0790
                            Attention: Samuel R. Blount

             with a copy to

                            Debevoise & Plimpton
                            875 Third Avenue
                            New York, New York 10022
                            Telecopy: (212) 909-6836
                            Attention: Paul S. Bird

          (b) if to the Company, to

                            Meadowcraft, Inc.
                            4700 Pinson Valley Parkway
                            Birmingham, AL 35215
                            Telecopy: (205) 853-0790
                            Attention: President

             with a copy to

                            Special Committee of the
                              Board of Directors of Meadowcraft, Inc.
                            c/o T. Morris Hackney, Chairman of the
                              Special Committee
                            2 Office Park Circle
                            Suite One
                            Birmingham, AL 35213
                            Telecopy: (205) 870-5146

             and to:

                            Ritchie & Rediker, L.L.C.
                            312 North 23rd Street
                            Birmingham, Alabama 35203
                            Telecopy: (205) 324-7832
                            Attention: W. Clark Goodwin
                                and

                            Richards, Layton & Finger
                            One Rodney Square
                            P.O. Box 551
                            Wilmington, DE 19899
                            Telecopy: (302) 658-6541
                            Attention: Anne C. Foster

Any notice so addressed shall be deemed to be given (x) three business days after being mailed by first-class, registered or certified mail, return receipt requested, postage prepaid and (y) upon delivery, if transmitted by hand delivery, overnight courier or telecopy.

     10.5 Assignment; Parties in Interest. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties (except that the Purchaser may assign to the Parent or any other direct or indirect wholly-owned subsidiary of the Parent any and all rights and obligations of the Purchaser under this Agreement and/or the Purchaser's right to purchase Shares transferred pursuant to the Offer, provided that any such assignment will not relieve the Parent or the Purchaser from any of its obligations under this Agreement). Except for Section 6.5, which is intended for the benefit of the Covered Employees, this Agreement is not intended to confer upon any other person except the parties any rights or remedies under or by reason of this Agreement.

     10.6. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that the allocable share of each of the Parent and the Purchaser, on the one hand, and the Company, on the other hand, for all expenses related to printing, filing and mailing the Proxy Statement, if any, and all SEC and other regulatory fees in connection with the Proxy Statement, if any, and the Schedule 13E-3 shall be one-half.

     10.7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.8. Governing Law. This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     10.9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     10.10. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; (ii) the terms "affiliate" and "associate" shall have the meanings set forth in Rule l2b-2 of the General Rules and Regulations promulgated under the Exchange Act; and (iii) the term "subsidiary" of any specified corporation shall mean any corporation of which the outstanding securities having ordinary voting power to elect a majority of the board of directors are directly or indirectly owned by such specified corporation.

     10.11 Entire Agreement. This Agreement, including Annex A and the exhibits and schedules to this Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

     IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                          SRB-MWI, L.L.C.

                                          By:     /s/ SAMUEL R. BLOUNT
                                            ------------------------------------
                                            Name: Samuel R. Blount
                                            Title: Manager

                                          MWI ACQUISITION CO.

                                          By:     /s/ SAMUEL R. BLOUNT
                                            ------------------------------------
                                            Name: Samuel R. Blount
                                            Title: Chief Executive Officer

                                          MEADOWCRAFT, INC.

                                          By:     /s/ TIMOTHY M. LEROY
                                            ------------------------------------
                                            Name: Timothy M. LeRoy
                                            Title: President and Chief Operating
                                              Officer

                                    ANNEX A

                        CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and (subject to the terms of the Merger Agreement) may amend or terminate the Offer or postpone the acceptance for payment, the purchase of, and/or (subject to any such applicable rules and regulations of the Commission) payment for, Shares if at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares shall theretofore have been accepted for payment or paid pursuant to the Offer) any of the following conditions exists:

          (a) there shall be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority , administrative agency or court of competent jurisdiction, domestic or foreign, or there shall be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, preventing or seeking to prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, prohibiting or seeking to prohibit or limiting or seeking to limit the Parent or the Company from exercising any material rights and privileges pertaining to the ownership of the Shares or compelling or seeking to compel any party or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Parent or the Company or any of their respective subsidiaries that is material in relation to the consolidated business or assets of the Parent and its subsidiaries or the Company and its subsidiaries, in each case as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

          (b) there shall have occurred, or Purchaser shall have become aware of any fact that has had, or could reasonably be expected to have, a Material Adverse Effect;

          (c) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, an aggregate decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard and Poor's 500 index from that existing at the close of business on May 12, 1999, any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, any material limitation by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in the United States that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States (other than any hostilities existing as of the date of the Merger Agreement) that has a material adverse effect on bank syndication or financial markets in the United States or in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

          (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

          (g) the Board of Directors of the Company shall have withdrawn or modified its recommendation of the Offer or the Merger; or

          (h) any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied on terms satisfactory to the Parent in its reasonable discretion;

which, in the reasonable good faith judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

(WACHOVIA LETTERHEAD)

                                                                         ANNEX B

May 13, 1999

Special Committee of the Board of Directors
Meadowcraft, Inc.
4700 Pinson Valley Parkway
Birmingham, Alabama 35215

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders other than SRB-MWI, L.L.C. (the "Parent") and its affiliates (the "Public Stockholders") of Meadowcraft, Inc. (the "Company") of the consideration to be received by the Public Stockholders pursuant to the Agreement and Plan of Merger, to be dated as of May 13, 1999 (the "Merger Agreement"), among the Parent, MWI Acquisition Co., a wholly-owned subsidiary of the Parent (the "Purchaser"), and the Company. The Merger Agreement provides for a tender offer by the Purchaser, in accordance with Rules 13e-3 and 14d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Offer") for any and all of the outstanding shares of common stock of the Company (the "Common Stock") at a price of $10.00 per share, net to the seller in cash, followed by the merger of the Purchaser with and into the Company (the "Merger") whereby any remaining outstanding shares of Common Stock held by the Public Stockholders will be converted into the right to receive $10.00 in cash, without interest.

In arriving at our opinion, we, among other things, (i) reviewed the May 13, 1999 draft of the Merger Agreement; (ii) solicited the interest of certain unaffiliated third parties in submitting a competing offer for the acquisition of the Company; (iii) reviewed annual audited financial statements for the Company for the three fiscal years ended July 31, 1998, May 3, 1997 and April 28, 1996 and interim unaudited financial statements through January 31, 1999;
(iv) reviewed such publicly available information concerning the Company, including recent Securities and Exchange Commission filings, stockholder communications and recent press releases, as we deemed appropriate; (v) reviewed financial forecasts for the Company prepared by the Company's management; (vi) met with members of the Company's senior management to review and discuss the business, financial condition, operating results and projected financial results of the Company; (vii) engaged in discussions with members of the Special Committee of the Board of Directors of the Company (the "Special Committee");
(viii) compared certain financial and stock market data for the Company with similar data for selected publicly held companies which we deemed relevant; (ix) reviewed the financial terms of certain recent merger and acquisition transactions which we deemed relevant; (x) reviewed the premiums paid in certain recent merger and acquisition transactions which we deemed relevant; (xi) reviewed historical market price and volume data for the common stock of the Company; (xii) performed a discounted cash flow analysis for the Company; (xiii) reviewed various published research reports and investment opinions on the Company; and (xiv) performed such other financial studies and analyses as we deemed appropriate.

In rendering this opinion, we have relied, without independent investigation, upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of the Company and of all other information, including, but not limited to, published information, considered by us in our review or used by us in arriving at our opinion. We were not requested to and have not undertaken to verify independently the accuracy or completeness of such information. We have assumed and relied upon the reasonableness of all

Special Committee of the Board of Directors
Meadowcraft, Inc.
Page Two

projected financial information and assumptions to the projections provided to us by the management of the Company and have assumed that such information was prepared and such assumptions were derived in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgments of the Company's management. We have not independently verified any such information or assumptions. Our opinion herein is based upon the circumstances existing and known to us as of the date hereof, and we have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements made available to us. We have not made or considered any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific individual assets.

Wachovia Securities, Inc., as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to our engagement as financial advisor to the Special Committee, we will receive fees for our services, including a fee for the delivery of our opinion, and reimbursement of our expenses. In addition, the Company has agreed to indemnify us for certain liabilities which may arise out of our engagement.

The opinion expressed herein is provided to the Special Committee and does not constitute a recommendation to any stockholder of the Company regarding the Offer or the Merger. The opinion, and any supporting analysis or other material supplied by us, may not be quoted, referred to, summarized or used in any public filing or in any written document without the prior written approval of Wachovia Securities, Inc., provided that we hereby consent to the inclusion of this letter in its entirety as an Annex to the Offer to Purchase to be filed as an exhibit to, or incorporated by reference in, the Tender Offer Statement on
Schedule 14D-1, the Solicitation/Recommendation Statement on Schedule 14D-9 and the Schedule 13E-3 Transaction Statement, each to be filed with the Securities and Exchange Commission in connection with the Offer, by the Company, the Parent or the Purchaser, as the case may be.

Based upon the foregoing considerations and assumptions, and upon our review and analysis, it is our opinion that as of the date hereof, the consideration to be received by the Public Stockholders in the Offer and the Merger is fair, from a financial point of view, to the Public Stockholders of the Company.

Sincerely,

WACHOVIA SECURITIES, INC.

                                                                         ANNEX C

                RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL

     In view of the complexity of these provisions of the DGCL, any stockholder who is considering exercising dissenters' rights should consult his or her legal advisor.

     Statutory Appraisal Procedures. The following is a brief summary of the statutory procedures to be followed by a holder of Shares at the Effective Time who does not wish to accept the per Share cash consideration pursuant to the Merger (a "Remaining Stockholder") in order to dissent from the Merger and perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL, THE TEXT OF WHICH IS SET FORTH IN THIS ANNEX C HERETO. ANY REMAINING STOCKHOLDER CONSIDERING DEMANDING APPRAISAL IS ADVISED TO CONSULT LEGAL COUNSEL. APPRAISAL RIGHTS WILL NOT BE AVAILABLE UNLESS AND UNTIL THE MERGER (OR A SIMILAR BUSINESS COMBINATION) IS CONSUMMATED.

     Remaining stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a "short-form" merger but, rather, is being consummated following approval thereof at a meeting of the Company's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a "short-form" merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a "long-form" merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a "long-form" merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

     In the case of both a "short-form" and a "long-form" merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that in exercising the demand, he is acting as agent for the record owner.

     A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a "long-form" merger and within 20 days following the mailing of the Notice of Merger in the case of a "short-form" merger.

     Remaining stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Meadowcraft, Inc., 4700 Pinson Valley Parkway, Birmingham, Alabama 35215. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a "long-form" merger, the Company must, within ten days after the Effective Time, provide notice of the

Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

     In the case of a "long-form" merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

     Regardless of whether the Merger is effected as a "long-form" merger or a "short-form" merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of
Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

     The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

     Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the per Share cash consideration pursuant to the Merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease and all stockholders shall be entitled to receive the per Share cash consideration pursuant to the Merger.

     Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER (OR ANY SIMILAR BUSINESS COMBINATION) IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

  262. Appraisal Rights

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

        AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE COMPANY
           FOR THE FISCAL YEARS ENDED JULY 31, 1997 AND JULY 31, 1998

                                                               PAGE
                                                              NUMBER
                                                              ------
Report of Independent Public Accountants....................    D-2

Consolidated Balance Sheets as of July 31, 1997 and 1998....    D-3

Consolidated Statements of Income for the fiscal years ended
  April 28, 1996, May 3, 1997, July 31, 1998 and the
  thirteen weeks ended July 31, 1996 (unaudited) and July
  31, 1997..................................................    D-4

Consolidated Statements of Stockholders' Equity for the
  years ended April 28, 1996, May 3, 1997, July 31, 1998 and
  the thirteen weeks ended July 31, 1997....................    D-5

Consolidated Statements of Cash Flows for the fiscal years
  ended April 28, 1996, May 3, 1997, July 31, 1998 and the
  thirteen weeks ended July 31, 1996 (unaudited) and July
  31, 1997..................................................    D-6

Notes to Consolidated Financial Statements..................    D-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Meadowcraft, Inc.:

     We have audited the accompanying consolidated balance sheets of MEADOWCRAFT, INC. (a Delaware Corporation) AND SUBSIDIARIES as of July 31, 1997 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two fiscal years in the period ended May 3, 1997, the thirteen weeks ended July 31, 1997 and the fiscal year ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowcraft, Inc. as of July 31, 1997 and 1998 and the results of its operations and its cash flows for each of the two fiscal years in the period ended May 3, 1997, the thirteen weeks ended July 31, 1997 and the fiscal year ended July 31, 1998 in conformity with generally accepted accounting principles.

Birmingham, Alabama
September 23, 1998

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              JULY 31, 1997    JULY 31, 1998
                                                              -------------    -------------
                                           ASSETS
CURRENT ASSETS:
  Due from factor...........................................  $ 10,758,000     $ 14,686,000
  Accounts receivable.......................................     5,700,000        6,810,000
  Inventories...............................................    11,590,000       21,599,000
  Prepaid expenses and other................................       293,000          359,000
  Deferred income taxes.....................................             0        4,334,000
                                                              ------------     ------------
                                                                28,341,000       47,788,000
                                                              ------------     ------------
PROPERTY, PLANT, AND EQUIPMENT:
  Land......................................................     4,966,000        8,130,000
  Buildings.................................................    22,459,000       38,682,000
  Machinery and equipment...................................    26,141,000       31,932,000
  Leasehold improvements....................................     1,287,000        1,529,000
  Furniture and fixtures....................................     2,707,000        3,267,000
  Construction in process...................................     2,309,000          889,000
                                                              ------------     ------------
                                                                59,869,000       84,429,000
  Less accumulated depreciation and amortization............   (17,908,000)     (23,039,000)
                                                              ------------     ------------
                                                                41,961,000       61,390,000
                                                              ------------     ------------
OTHER ASSETS................................................       770,000          973,000
                                                              ------------     ------------
                                                              $ 71,072,000     $110,151,000
                                                              ============     ============

                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  4,550,000     $  2,990,000
  Notes payable.............................................    10,226,000       14,024,000
  Accounts payable..........................................     2,847,000        2,400,000
  Accrued expenses and warranty.............................     6,913,000        6,594,000
  Income taxes payable......................................             0        2,799,000
                                                              ------------     ------------
                                                                24,536,000       28,807,000
                                                              ------------     ------------
LONG-TERM DEBT..............................................    13,392,000       26,513,000
                                                              ------------     ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 30,000,000 shares
     authorized, 16,000,000 shares issued and outstanding at
     July 31, 1997, and 19,708,750 shares issued and
     outstanding at July 31, 1998...........................       160,000          197,000
  Additional paid-in capital................................       340,000       44,614,000
  Retained earnings.........................................    32,644,000       10,020,000
                                                              ------------     ------------
                                                                33,144,000       54,831,000
                                                              ------------     ------------
                                                              $ 71,072,000     $110,151,000
                                                              ============     ============

      The accompanying notes are an integral part of these balance sheets.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                           FISCAL YEAR ENDED
                               ------------------------------------------      THIRTEEN WEEKS ENDED
                                APRIL 28,        MAY 3,        JULY 31,     --------------------------
                                   1996           1997           1998         JULY 31,      JULY 31,
                                (52 WEEKS)     (52 WEEKS)     (52 WEEKS)        1996          1997
                               ------------   ------------   ------------   ------------   -----------
                                                                            (UNAUDITED)
Net Sales....................  $117,419,000   $141,945,000   $162,201,000   $32,233,000    $35,368,000
Cost of Sales................    87,849,000     98,315,000    112,255,000    24,270,000     25,932,000
                               ------------   ------------   ------------   -----------    -----------
Gross Profit.................    29,570,000     43,630,000     49,946,000     7,963,000      9,436,000
                               ------------   ------------   ------------   -----------    -----------
Operating Expenses:
  Selling....................     6,092,000      6,939,000      7,796,000     1,232,000      1,517,000
  General and
     administrative..........     5,906,000      6,039,000      7,540,000     1,332,000      1,442,000
                               ------------   ------------   ------------   -----------    -----------
                                 11,998,000     12,978,000     15,336,000     2,564,000      2,959,000
                               ------------   ------------   ------------   -----------    -----------
Operating Income.............    17,572,000     30,652,000     34,610,000     5,399,000      6,477,000
Interest Expense.............     5,018,000      5,274,000      4,262,000     1,304,000      1,161,000
                               ------------   ------------   ------------   -----------    -----------
Income before provision for
  income taxes -- historical.    12,554,000     25,378,000     30,348,000     4,095,000      5,316,000
Provision for income taxes...             0              0      4,038,000             0              0
                               ------------   ------------   ------------   -----------    -----------
Net income -- historical.....  $ 12,554,000   $ 25,378,000   $ 26,310,000   $ 4,095,000    $ 5,316,000
                               ============   ============   ============   ===========    ===========
Pro Forma Presentation
  (unaudited):
Income before provision for
  income taxes -- historical.  $ 12,554,000   $ 25,378,000   $ 30,348,000   $ 4,095,000    $ 5,316,000
Pro forma income tax:
  Provision..................     4,685,000      9,439,000     11,289,000     1,523,000      1,978,000
  Benefit related to change
     in tax status...........             0              0     (3,200,000)            0              0
                               ------------   ------------   ------------   -----------    -----------
                                  4,685,000      9,439,000      8,089,000     1,523,000      1,978,000
                               ------------   ------------   ------------   -----------    -----------
Pro forma net income (Note
  8).........................  $  7,869,000   $ 15,939,000   $ 22,259,000   $ 2,572,000    $ 3,338,000
                               ============   ============   ============   ===========    ===========
Pro forma net income
  excluding benefit related
  to change in tax status....  $  7,869,000   $ 15,939,000   $ 19,059,000   $ 2,572,000    $ 3,338,000
                               ============   ============   ============   ===========    ===========
Earnings per share:
  Basic and diluted..........  $       0.78   $       1.59   $       1.42   $      0.26    $      0.33
                               ============   ============   ============   ===========    ===========
Pro forma (unaudited):
  Basic and diluted..........  $       0.49   $       1.00   $       1.20   $      0.16    $      0.21
                               ============   ============   ============   ===========    ===========
Pro forma excluding benefit
  related to change in tax
  status:
  Basic and diluted..........  $       0.49   $       1.00   $       1.03   $      0.16    $      0.21
                               ============   ============   ============   ===========    ===========
Weighted average shares
  outstanding:
     Basic...................    16,000,000     16,000,000     18,519,969    16,000,000     16,000,000
                               ============   ============   ============   ===========    ===========
     Diluted.................    16,000,000     16,000,000     18,523,574    16,000,000     16,000,000
                               ============   ============   ============   ===========    ===========

        The accompanying notes are an integral part of these statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK
                                   ---------------------   ADDITIONAL
                                     SHARES                  PAID-IN       RETAINED
                                     ISSUED      AMOUNT      CAPITAL       EARNINGS        TOTAL
                                   ----------   --------   -----------   ------------   ------------
BALANCE, APRIL 30, 1995..........  16,000,000   $160,000   $   340,000   $ 15,484,000   $ 15,984,000
  Net income for the year........           0          0             0     12,554,000     12,554,000
  S corporation distributions....           0          0             0     (8,338,000)    (8,338,000)
                                   ----------   --------   -----------   ------------   ------------
BALANCE, APRIL 28, 1996..........  16,000,000    160,000       340,000     19,700,000     20,200,000
  Net income for the year........           0          0             0     25,378,000     25,378,000
  S corporation distributions....           0          0             0     (6,250,000)    (6,250,000)
                                   ----------   --------   -----------   ------------   ------------
BALANCE, MAY 3, 1997.............  16,000,000    160,000       340,000     38,828,000     39,328,000
  Net income for the period......           0          0             0      5,316,000      5,316,000
  S corporation distributions....           0          0             0    (11,500,000)   (11,500,000)
                                   ----------   --------   -----------   ------------   ------------
BALANCE, JULY 31, 1997...........  16,000,000    160,000       340,000     32,644,000     33,144,000
  Net income for the year........           0          0             0     26,310,000     26,310,000
  Net proceeds from initial
     public offering.............   3,708,750     37,000    44,274,000              0     44,311,000
  S corporation distributions....           0          0             0    (48,934,000)   (48,934,000)
                                   ----------   --------   -----------   ------------   ------------
BALANCE, JULY 31, 1998...........  19,708,750   $197,000   $44,614,000   $ 10,020,000   $ 54,831,000
                                   ==========   ========   ===========   ============   ============

        The accompanying notes are an integral part of these statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   FISCAL YEAR ENDED
                                       ------------------------------------------      THIRTEEN WEEKS ENDED
                                        APRIL 28,        MAY 3,        JULY 31,     ---------------------------
                                           1996           1997           1998         JULY 31,       JULY 31,
                                        (52 WEEKS)     (53 WEEKS)     (52 WEEKS)        1996           1997
                                       ------------   ------------   ------------   ------------   ------------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $ 12,554,000   $ 25,378,000   $ 26,310,000   $  4,095,000   $  5,316,000
                                       ------------   ------------   ------------   ------------   ------------
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
  Depreciation and amortization......     4,006,000      5,099,000      6,092,000      1,235,000      1,237,000
  Deferred income taxes..............             0              0     (4,334,000)             0              0
  Changes in assets and liabilities:
    Due from factor..................    22,736,000      5,518,000     (3,928,000)    30,702,000     24,791,000
    Accounts receivable..............   (22,938,000)    (4,977,000)    (1,110,000)    19,373,000     22,215,000
    Inventories......................       496,000     (2,232,000)   (10,009,000)     8,397,000      9,882,000
    Prepaid expenses and other.......         4,000        (11,000)       (66,000)             0         37,000
    Other assets.....................       (44,000)       102,000       (173,000)        41,000       (103,000)
    Accounts payable.................    (4,064,000)    (2,157,000)      (447,000)    (7,696,000)    (6,484,000)
    Accrued expenses and warranty....     1,611,000       (618,000)      (319,000)    (3,191,000)    (2,523,000)
    Income taxes payable.............             0              0      2,799,000              0              0
                                       ------------   ------------   ------------   ------------   ------------
         Total adjustments...........     1,807,000        724,000    (11,495,000)    48,861,000     49,052,000
                                       ------------   ------------   ------------   ------------   ------------
         Net cash provided by
           operating activities......    14,361,000     26,102,000     14,815,000     52,956,000     54,368,000
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............   (15,676,000)    (3,406,000)   (25,258,000)    (1,628,000)    (2,070,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash used in investing
           activities................   (15,676,000)    (3,406,000)   (25,258,000)    (1,628,000)    (2,070,000)
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from initial public
    offering.........................             0              0     44,311,000              0              0
  Net borrowings (payments) on notes
    payable..........................     2,656,000    (11,632,000)     3,798,000    (45,519,000)   (38,670,000)
  Proceeds from issuance of long-term
    debt.............................    10,500,000              0     13,500,000        974,000              0
  Principal payments of long-term
    debt.............................    (3,255,000)    (4,814,000)    (1,939,000)    (1,283,000)    (2,128,000)
  Payment of loan costs..............      (248,000)             0       (293,000)             0              0
  Payment of S corporation
    distributions....................    (8,338,000)    (6,250,000)   (48,934,000)    (5,500,000)   (11,500,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash provided by (used
           in) financing
           activities................     1,315,000    (22,696,000)    10,443,000    (51,328,000)   (52,298,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net change in cash..........             0              0              0              0              0
CASH, BEGINNING OF YEAR..............             0              0              0              0              0
                                       ------------   ------------   ------------   ------------   ------------
CASH, END OF YEAR....................  $          0   $          0   $          0   $          0   $          0
                                       ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Cash paid during the period for
  interest...........................  $  4,736,000   $  5,395,000   $  4,265,000   $  1,059,000   $  1,207,000
                                       ============   ============   ============   ============   ============
NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Capital lease originated...........  $  3,000,000   $          0   $          0   $          0   $          0
                                       ============   ============   ============   ============   ============
  Capital expenditures financed with
    debt.............................  $          0   $    675,000   $          0   $          0   $          0
                                       ============   ============   ============   ============   ============

        The accompanying notes are an integral part of these statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

     Meadowcraft, Inc. and Subsidiaries (the "Company") designs, manufactures and distributes a variety of wrought iron consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products, which it markets to mass merchandisers and specialty stores primarily in the United States.

     Revenue and expenses are subject to material seasonal variations. The seasonal nature of the Company's business requires an inventory build-up during the fall and winter months in order to meet customer demand during the spring and summer selling seasons. The Company relies upon bank borrowings and cash flow from operations to finance this production (see Note 3).

     On November 25, 1997, the Company completed an initial public offering (the "Offering") of 3,225,000 shares of common stock at $13.00 per share. On December 10, 1997, the underwriters exercised their over allotment option to purchase an additional 483,750 shares of common stock from the Company at $13.00 per share.

     The net proceeds from the Offering and the over allotment option were $44,311,787, net of an underwriting discount of $3,374,963 and expenses of approximately $527,000. The proceeds were used to pay $32,700,000 of the S Corporation Distribution, with the balance of $11,611,787 used to fund capital expenditures.

     Upon completion of the Offering, the Company terminated its S Corporation election. The Company made additional S Corporation distributions in the amount of $16,234,000 in fiscal 1998 and will complete the final S Corporation Distribution based upon the Company's S Corporation earnings attributable to the period from May 4, 1997 to the date of termination of the S Corporation election (November 25, 1997). In order to determine the S Corporation earnings attributable to this period, the Company prorated its taxable income for the 12-month period ending May 3, 1998, based on the number of days in the 12-month period in which the Company was an S Corporation. Based on this calculation, the Company has distributable earnings in the amount of $686,000. This amount has not been accrued at July 31, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Meadowcraft De Mexico, S.A. De C.V. and Meadowcraft (UK) Limited. All significant intercompany transactions have been eliminated in the consolidated financial statements.

FISCAL YEAR END

     Prior to fiscal 1997, the Company was on a 52/53 week year with the fiscal year ending on the Sunday closest to the last day of April. During fiscal 1997, the Company changed its financial reporting period to a fiscal year ending on the Saturday closest to the last day of April. As a result of this change, the year ended May 3, 1997 includes 53 weeks of operations versus 52 weeks in fiscal 1996. As a result of the Offering and termination of the S Corporation election, the Company changed its financial reporting year end to July 31.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

DUE FROM FACTOR

     The Company maintains agreements with two financial institutions under which a substantial portion of its trade accounts receivable are factored. Such agreements provide for the factoring of accounts receivable without recourse; therefore, the financial institutions assume all credit risk with respect to factored customer accounts. The vast majority of the Company's factored accounts receivable are factored with the bank which provides its $90,000,000 revolving line of credit (see Note 3). The Company does not factor the receivables related to four of its customers and the related amounts are reflected in accounts receivable in the accompanying consolidated balance sheets (see Note 11).

INVENTORIES

     Inventories are valued at first-in, first-out ("FIFO") cost, which is not in excess of market. An analysis of inventories at July 31, 1997 and 1998 follows:

                                                              JULY 31, 1997   JULY 31, 1998
                                                              -------------   -------------
Raw materials and purchased parts...........................   $ 6,273,000     $11,533,000
Work-in-process.............................................       569,000       1,075,000
Finished goods..............................................     4,748,000       8,991,000
                                                               -----------     -----------
                                                               $11,590,000     $21,599,000
                                                               ===========     ===========

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost less accumulated depreciation and amortization and include expenditures for major renewals and betterments that substantially increase the useful lives of existing assets as well as the net amount of interest cost associated with significant capital additions. Interest cost incurred during fiscal 1997 and 1998 amounted to $5,274,000 and $4,502,000, respectively, of which $0 and $240,000, respectively, were capitalized. Maintenance and repairs are charged to expense as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and the related gain or loss is credited or charged to income.

     Depreciation is computed using the straight-line method over the estimated service lives of the depreciable assets as follows:

          Buildings...............  13 to 28 years
          Machinery and             5 to 13 years
            equipment.............
          Furniture and             3 to 5 years
            fixtures..............
          Leasehold                 Shorter of lease term or 13 years
            improvements..........

REVENUE RECOGNITION/WARRANTY AND OTHER RESERVES

     The Company recognizes sales when products are shipped. As the Company offers up to a 36-month limited warranty on certain products, estimated warranty costs are accrued at the time the products are sold based on a historical percentage of warranty costs to gross sales. The charge for such accrual is reflected as returns and allowances, which reduces gross sales to net sales. Included in the warranty reserve is an estimate for customer credits arising from co-op advertising programs and purchased volume discounts. These amounts are accrued based on individual customer agreements or Company rebate programs.

SELF-INSURANCE ACCRUAL

     The Company is substantially self insured for workers' compensation and health care claims. The Company purchases insurance coverage for all workers' compensation claims in excess of $250,000 per

                       MEADOWCRAFT, INC. AND SUBSIDIARIES
occurrence with an annual aggregate stop loss limit of $1,000,000 and for all employee health care claims in excess of $100,000 per occurrence. As self insurance claims become probable and reasonably estimable, the estimated cost of such claims is accrued, including related expenses. Management considers the accrued liabilities for unsettled claims to be adequate; however, there is no assurance that the amounts accrued will not vary from the ultimate amounts incurred upon final disposition of all outstanding claims. As a result, periodic adjustments to the reserves will be made as events occur which indicate changes are necessary. In the opinion of management, based on current information, these periodic adjustments will not be material to the Company's financial condition or results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company, from time to time, uses interest rate swap contracts ("Swaps") and interest rate caps ("Caps") to manage interest rate risks arising from certain of the Company's financing sources, such as the revolving credit line and certain long-term debt. All Swaps and Caps employed by the Company represent end-user activities designed as hedges, and, therefore, changes in fair values of such derivatives are not included in the results of operations. Interest receivable or payable from such contracts is accrued and recognized as an adjustment to interest expense related to the specific financing source being hedged.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     In preparing disclosures about the fair value of financial instruments, management has determined that the carrying amount approximates fair value for current financial instruments due to the short maturities of those instruments. The estimated fair values of long-term debt instruments are based upon the current interest rate environment and remaining term to maturity (See Note 10).

EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement for all prior-period earnings per share ("EPS") data presented.

     SFAS No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for the Company.

     Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. Diluted EPS has been computed based on the weighted average number of shares outstanding, including the effect of outstanding stock options, if dilutive, in each respective year. The difference in the weighted average shares-basic versus weighted average shares-diluted is due to the effect of stock options.

     Additionally, in February 1998, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 98. SAB 98 revised prior guidance of the SEC to reflect the requirements of SFAS No. 128. As a result of SFAS No. 128 and SAB 98, the accompanying consolidated statements of income reflect historical earnings per share, which excludes a tax provision for all periods in which the Company was an S Corporation. The pro forma earnings per share amounts reflect a provision for income taxes as if the Company was a taxable corporation.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

PENDING ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments and report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. This statement also requires that a public business enterprise report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in the reporting segment information and those used in the enterprise's general purpose financial statements, and changes in the measurement of segment amounts from period to period. The new rule becomes effective in fiscal 1999 and is not expected to have a significant impact on the Company's financial reporting.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits." SFAS No. 132, which supersedes SFAS No. 87, 88, and 106, standardizes the disclosure requirements for pensions and other postretirement benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

     In July 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes the accounting definition of a derivative, and specifies measurements, recognition, and disclosure of changes in the fair value of derivatives (hedges) held by a company. The Company will adopt this standard in fiscal 2000. SFAS No. 133 will require derivatives designated as hedges to be recorded on the balance sheet at fair value with the change in fair value of the underlying hedged item. The new rules are not expected to have a material effect on the Company's results of operations.

FOREIGN CURRENCY TRANSLATION

     In accordance with SFAS No. 52, "Foreign Currency Translation," the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year end and revenues and expenses are translated at average monthly exchange rates. Related translation adjustments and gains or losses resulting from foreign currency transactions were not material to the consolidated financial statements.

3. NOTES PAYABLE

     In order to meet working capital needs, the Company maintains a variable rate (7.71% at July 31, 1997 and 6.41% at July 31, 1998) revolving line of credit in the amount of $90,000,000. The revolving line bears interest at the prime rate with an option of converting the borrowing rate to LIBOR plus .75% (6.41% at July 31, 1998) for all or a portion of the outstanding balance. The Company also has the option of converting the revolving line to a federal funds rate plus 1.50% (7.34% at July 31, 1998). At July 31, 1997 and 1998, $7,526,000
and $14,024,000, respectively, were outstanding under the line of credit. Of the amounts outstanding at July 31, 1997 and 1998, $3,526,000 and $0, respectively, were based on the prime rate, and $4,000,000 and $14,024,000, respectively, were based on the LIBOR rate. At July 31, 1997 and 1998, $17,145,000 and $13,479,000,
respectively, were available to be borrowed. The average borrowings outstanding during the year ended May 3, 1997 and July 31, 1998 were $30,945,000 and $26,295,000, and the maximum borrowings outstanding were $59,460,000 and $59,340,000, respectively. The weighted average interest rate on these borrowings was approximately 7.53% in fiscal 1997 and 6.44% in fiscal 1998. All bank borrowings are collateralized by all assets of the Company.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

     During 1997 the Company also maintained a $3,000,000 variable rate (8.0% at July 31, 1997) line of credit. Of this amount, $2,700,000 was outstanding at July 31, 1997. The average borrowings outstanding were $2,700,000. This loan was repaid during fiscal 1998

     The Company maintains an interest rate cap as a hedge against the variable interest rate exposure on the $90,000,000 line of credit. This interest rate cap, which expires June 1, 1999, establishes the maximum prime interest rate at 8.0% for all periods presented on varying notional amounts, which range from $0 to $30,000,000, and have been based on expected seasonal borrowings. At July 31, 1997 and 1998, the notional amounts amounted to $0. The counter-party to the interest rate cap is the Company's primary bank. The Company believes the credit and liquidity risk of the counter-party failing to meet its obligations is remote as the Company settles its interest position with the bank on a current basis. During fiscal years ended April 28, 1996, May 3, 1997, and July 31, 1998 as well as the thirteen weeks ended July 31, 1997, the interest rate cap had no material effect on interest expense.

4. LONG-TERM DEBT

     Long-term debt consists of the following at July 31, 1997 and 1998:

                                                              JULY 31, 1997   JULY 31, 1998
                                                              -------------   -------------
Term note, variable rate (6.41% at July 31, 1998), subject
  to interest rate swaps (see below), due in quarterly
  installments of $597,500 until February 1, 2003...........   $         0     $21,003,000
Term note, variable rate (3.70% at July 31, 1998), subject
  to an interest rate swap (see below), due in annual
  installments of $400,000 until November 6, 2012, secured
  by land and buildings with a net book value of
  $8,914,000................................................             0       6,000,000
Capitalized lease obligation in Selma, AL; variable rate
  (3.9% and 3.7% at July 31, 1997 and July 31, 1998,
  respectively), subject to an interest rate swap (see
  below), due in semiannual installments of $100,000 until
  February 1, 2011, secured by buildings and equipment with
  a net book value of $4,773,000............................     2,700,000       2,500,000
Term note, 8.33%, repaid in fiscal 1998.....................     6,300,000               0
Term note, 8.89%, repaid in fiscal 1998.....................     4,700,000               0
Promissory notes, variable rates (7.94% at July 31, 1997),
  repaid in fiscal 1998.....................................     1,500,000               0
Term note, 7.90%, repaid in fiscal 1998.....................     1,400,000               0
Promissory note, 8.50%, repaid in fiscal 1998...............       717,000               0
Promissory note, 8.00%, repaid in fiscal 1998...............       625,000               0
                                                               -----------     -----------
                                                                17,942,000      29,503,000
Less amounts due within one year............................    (4,550,000)     (2,990,000)
                                                               -----------     -----------
                                                               $13,392,000     $26,513,000
                                                               ===========     ===========

     During fiscal 1998, the Company restructured its various credit facilities and entered into several interest rate swap agreements which expire in 2004 and 2005 related to the two term notes. Two swaps cover the $21,003,000 term note and are designed to fix the interest rate at 6.52%. The $6,000,000 term note is primarily covered by an interest rate swap which fixes the interest rate at 4.99%.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

     During fiscal 1996, the Company entered into an interest rate swap agreement, which expires in 2011 related to its capital lease obligation on the Selma, Alabama facility covering the entire principal balance outstanding on such obligation. The agreement is designed to fix the interest rate at 5.85%.

     The Company's debt agreements, including the notes payable in Note 3, contain, among other things, certain restrictions relating to net worth, capital expenditures, the current ratio, and the debt service ratio. The Company was in compliance with all covenants at July 31, 1997 and 1998.

     The Company's total debt obligations maturing in each of the next five fiscal years at July 31, 1998 are as follows: $2,990,000 in 1999 through 2002 and $12,043,000 in 2003 and $5,500,000 thereafter.

5. OPERATING LEASES

     The Company has operating leases for office, plant, and warehouse facilities and manufacturing and office equipment. Minimum future rental payments for all operating leases having remaining terms in excess of one year at July 31, 1998 are as follows:

Fiscal year ending in:
     1999...................................................  $1,956,000
     2000...................................................   1,776,000
     2001...................................................     950,000
     2002...................................................     918,000
     2003...................................................     751,000
     Thereafter.............................................   1,462,000
                                                              ----------
                                                              $7,813,000
                                                              ==========

     Total rental expense amounted to $1,400,000, $ 1,361,000 and $ 1,380,000 for the fiscal years ended April 28, 1996, May 3, 1997, and July 31, 1998, respectively, and $297,000 for the thirteen weeks ended July 31, 1997.

6. EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) Profit Sharing Plan (the "Plan") for its salaried employees, which allows these employees to make pretax contributions to the Plan. The Plan covers all full-time salaried employees who have completed one year of service and who are at least 21 years of age. Participants of the Plan may voluntarily contribute from 3% to 10% of their annual compensation within certain dollar limits as allowed by law. The Company's matching contribution is 33.3% of the participants' contribution and can be increased or decreased at the option of the Board of Directors. Company contributions to the Plan are determined by the Company's Board of Directors and are limited to a maximum of 10% of the employee's compensation. Contribution expense for the years ended April 28, 1996, May 3, 1997, and July 31, 1998 amounted to $82,000, $94,000 and $118,000, respectively, and $26,000 for the thirteen weeks ended July 31, 1997.

     The Company also maintains a defined benefit pension plan covering the employees of the Birmingham plants. The benefits are based on certain Company monthly contributions for each year of credited service. The Company's funding policy is to contribute annually no less than the minimum amount required by ERISA and no more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

As discussed in Note 2, the Company changed its financial reporting year end to July 31. However, the Company's pension disclosures remain on the previous year end. As such, net pension expense for the fiscal years ended April 28, 1996, May 3, 1997, April 30, 1998, and the thirteen weeks ended July 31, 1997, includes the following components:

                                                                                   THIRTEEN
                                                                                     WEEKS
                                              APRIL 28,    MAY 3,    APRIL 30,       ENDED
                                                1996        1997       1998      JULY 31, 1997
                                              ---------   --------   ---------   -------------
Service cost of the current period..........  $130,000    $158,000   $161,000      $ 40,000
Interest cost on the projected benefit
  obligation................................    98,000     115,000    127,000        32,000
Actual return on assets held in the plan....   (52,000)    (64,000)   (89,000)      (29,000)
Net amortization and deferral of prior
  service cost, transition liability, and
  net gain..................................   (11,000)      4,000     (1,000)        7,000
                                              --------    --------   --------      --------
          Net pension expense...............  $165,000    $213,000   $198,000      $ 50,000
                                              ========    ========   ========      ========

     The following sets forth the funded status of the pension plan at April 28, 1996, May 3, 1997, July 31, 1997, and April 30, 1998:

                                          APRIL 28,      MAY 3,      JULY 31,    APRIL 30,
                                             1996         1997         1997         1998
                                          ----------   ----------   ----------   ----------
Accumulated benefit obligation..........  $1,360,000   $1,529,000   $1,569,000   $1,904,000
                                          ==========   ==========   ==========   ==========
Vested accumulated benefit obligation...   1,283,000    1,452,000    1,493,000    1,781,000
                                          ==========   ==========   ==========   ==========
Projected benefit obligation............   1,473,000    1,726,000    1,786,000    2,093,000
Fair value of assets held in the plan...   1,040,000    1,453,000    1,515,000    1,743,000
                                          ----------   ----------   ----------   ----------
Excess of projected benefit obligation
  over fair value of plan assets........    (433,000)    (273,000)    (271,000)    (350,000)
Unrecognized net loss...................     205,000      210,000      210,000      407,000
Unrecognized initial obligation.........      53,000       44,000       42,000       36,000
Unrecognized prior service cost.........      83,000      149,000      145,000      134,000
                                          ----------   ----------   ----------   ----------
Prepaid (accrued) pension cost..........  $  (92,000)  $  130,000   $  126,000   $  227,000
                                          ==========   ==========   ==========   ==========

     Pension plan assets consist primarily of group annuity policies at April 28, 1996, May 3, 1997, July 31, 1997 and April 30, 1998. The weighted average discount rate used to measure the projected benefit obligation and the expected long-term rate of return on assets was 7.50% at April 28, 1996, May 3, 1997, and July 31, 1997 and 7.0% at April 30, 1998. The Company uses the straight-line method of amortization for prior service costs and unrecognized gains and losses.

     The Company contributes to the Retail, Wholesale, and Department Store Union Industry Pension Plan on behalf of each employee of the divisions, excluding Arizona and Mexico, not covered by the aforementioned pension plan as prescribed in the Company's collective bargaining agreements. The Company contributes $2.40 to $3.40 per week for each full-time employee on the active payroll subject to these agreements. Pension expense under these plans amounted to approximately $70,000, $88,000, and $81,000 for the fiscal years ended April 28, 1996, May 3, 1997, and July 31, 1998, respectively, and $15,000 for the thirteen weeks ended July 31, 1997.

The Company also maintains discretionary performance compensation and deferred compensation plans covering certain management employees as approved by the Chairman and President of the Company. The Company's discretionary provision for these plans amounted to $1,143,000, $1,653,000, and $843,000 for the fiscal years ended April 28, 1996, May 3, 1997, and July 31, 1998, respectively, and $300,000 for the thirteen weeks ended July 31, 1997.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

     The Company does not provide any additional post-retirement or post-employment benefits to its employees.

7. STOCK OPTION PLAN

     On July 31, 1997, the Company adopted a Stock Option Plan (the "Plan") reserving 1,000,000 shares of the Company's common stock for grants to executive officers, directors and key employees. The Compensation Committee of the Board of Directors administers and interprets the Plan and is authorized to grant options to an eligible employee of the Company and non-employee directors. The Plan provides for both incentive stock options and non-qualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Company's common stock on the date of grant. All options which have been granted have a term of ten years and vest evenly over five years.

     The Company accounts for this plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation expense for the Company's stock option plan for awards in fiscal 1998 been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair market value of the options at the grant date, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                              FOR THE FISCAL YEAR
                                                              ENDED JULY 31, 1998
                                                              -------------------
Pro forma net income -- as reported.........................      $22,259,000
Pro forma net income -- adjusted............................       22,043,000
Diluted pro forma earnings per share -- as reported.........             1.20
Pro forma earnings per share -- adjusted....................             1.19

     The fair market value was estimated on the date of grant using a Black-Scholes option pricing model for fiscal 1998 assuming a dividend yield of 0, a risk-free interest rate of 5.5%, a volatility factor for the Company's common stock of 51.35%, vesting evenly over five years and weighted average expected and contractual lives of the options of 9.32 years.

     The pro forma information is not likely to be representative of the effects of options on pro forma net income in future years because the Company may award additional options.

     Information with respect to the Company's Plan is as follows:

                                                                      FISCAL 1998
                                                              ---------------------------
                                                                         WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                              --------   ----------------
Granted during the year and outstanding at July 31, 1998....   337,965        $13.16
Exercisable at July 31, 1998................................         0             0
Weighted average fair value of option granted...............  $   7.50

     The range of exercise prices for options outstanding is $13.00 -- $16.13

8. HISTORICAL AND PRO FORMA PROVISIONS FOR INCOME TAXES

     Prior to November 25, 1997, the Company elected to be taxed as an S Corporation and, as a result, the periods prior to November 25, 1997 do not reflect historical income tax provisions. On November 25, 1997, the Company terminated its S Corporation election in connection with the Offering and became a taxable C Corporation. In connection with this termination, the Company recorded a deferred tax asset and a credit to income tax provision in the amount of $3,200,000. Additionally, the Company has allocated its income for the twelve months ended May 3, 1998 (the end of the tax year), between the nontaxable S Corporation and the

                       MEADOWCRAFT, INC. AND SUBSIDIARIES
taxable C Corporation based on the number of days in the 12 month period ended May 3, 1998, in which the Company was an S Corporation and C Corporation, respectively. The effect on the allocation was that a portion of the income for the nine months ended May 3, 1998 was attributable to the C Corporation with the remainder being attributable to the S Corporation. Subsequent to May 3, 1998, the Company was taxed entirely as a C Corporation. The income attributable to the C Corporation resulted in a historical tax provision of $4,038,000 for the twelve months ended July 31, 1998 which included the effects of the recording of the net deferred tax asset of $3,200,000. The pro forma provision gives effect to income taxes that would have been reported had the Company's income been attributable to the C Corporation for the entire period. The pro forma income tax provision reflects an overall effective tax rate of 37% in fiscal 1996, 1997 and 1998, before considering the effect of the one time credit income tax provision of $3,200,000 in fiscal 1998 related to the initial recording of the net deferred tax asset.

     A summary of the components of the pro forma provision for income taxes is as follows:

                                 FISCAL YEAR ENDED                   THIRTEEN WEEKS ENDED
                       -------------------------------------   ---------------------------------
                       APRIL 28,      MAY 3,      JULY 31,           JULY 31,          JULY 31,
                          1996         1997         1998               1996              1997
                       ----------   ----------   -----------   --------------------   ----------
Federal:
  Current............  $4,580,000   $7,658,000   $10,870,000        $1,134,000        $1,453,000
  Deferred...........    (312,000)     941,000    (3,792,000)          253,000           349,000
                       ----------   ----------   -----------        ----------        ----------
                        4,268,000    8,599,000     7,078,000         1,387,000         1,802,000
                       ----------   ----------   -----------        ----------        ----------
State:
  Current............     448,000      748,000     1,553,000           111,000           144,000
  Deferred...........     (31,000)      92,000      (542,000)           25,000            32,000
                       ----------   ----------   -----------        ----------        ----------
                          417,000      840,000     1,011,000           136,000           176,000
                       ----------   ----------   -----------        ----------        ----------
Pro Forma Provision
  for Income Taxes...  $4,685,000   $9,439,000   $ 8,089,000        $1,523,000        $1,978,000
                       ==========   ==========   ===========        ==========        ==========

     The pro forma provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:

                                        FISCAL YEAR ENDED              THIRTEEN WEEKS ENDED
                              -------------------------------------   -----------------------
                              APRIL 28,      MAY 3,      JULY 31,      JULY 31,     JULY 31,
                                 1996         1997         1998          1996         1997
                              ----------   ----------   -----------   ----------   ----------
Tax provision computed at
  the federal statutory rate
  (35%).....................  $4,394,000   $8,882,000   $10,622,000   $1,433,000   $1,861,000
Benefit related to change in
  tax status................           0            0    (3,200,000)           0            0
Effect of state income
  taxes, net of benefits....     271,000      546,000       657,000       88,000      114,000
Other.......................      20,000       11,000        10,000        2,000        3,000
                              ----------   ----------   -----------   ----------   ----------
                              $4,685,000   $9,439,000   $ 8,089,000   $1,523,000   $1,978,000
                              ==========   ==========   ===========   ==========   ==========

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

     Temporary differences which create net deferred tax assets at July 31, 1998 are as follows:

Depreciation................................................  $ (726,000)
Inventory...................................................   1,875,000
Warranty reserve............................................   1,530,000
Payroll-related accrued expenses............................   1,519,000
Other accrued expenses......................................     136,000
                                                              ----------
          Pro forma deferred tax assets, net................  $4,334,000
                                                              ==========

9. CONTINGENCIES

     The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to these proceedings will not materially affect the financial position or results of operations of the Company.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

     The estimated fair value of the Company's on-balance sheet financial instruments at July 31, 1998 approximated their carrying value at that date. As of July 31, 1997 and 1998, and as discussed in Notes 3 and 4, the Company is party to an interest rate cap agreement and several interest rate swap agreements, all of which are considered derivative financial instruments. The fair value of these instruments, which are specifically used for hedging purposes, is the estimated amount that the Company would pay or receive if these agreements were terminated as of July 31, 1997 and 1998. Such estimates of fair value take into account current interest rates and the present creditworthiness of the counterparties. Under the restrictions of the bank credit agreements, the Company does not expect to cancel these agreements, and expects them to expire as originally contracted. As of July 31, 1997 and 1998, the carrying amount of these financial instruments, which represents amounts paid to obtain such instruments, exceeds the estimated fair value by $203,000 and $968,000, respectively.

11. MAJOR CUSTOMERS

     During the fiscal years ended April 28, 1996, May 3, 1997 and July 31, 1998, three major customers accounted for sales of approximately $55,266,000, $72,133,000, and $81,744,000, respectively, of total net sales. During the thirteen weeks ended July 31, 1997, three major customers accounted for sales of approximately $17,146,000 of total net sales. As of July 31, 1997 and July 31, 1998, the outstanding balances, included in accounts receivable on the respective consolidated balance sheets, related to these customers were $5,700,000 and $4,047,000, respectively.

12. STOCKHOLDERS' EQUITY

     On July 31, 1998, the Board of Directors approved an amendment to reduce the Company's total number of authorized shares from 100,000,000 to 30,000,000.

13. BUSINESS COMBINATIONS

     Effective August 1, 1997, the Company entered into an asset purchase agreement with Virco Manufacturing Corporation to acquire all of the assets located and in possession of Virsan, a Mexican Company and a subsidiary of Virco, in Sonora, Mexico. The agreement stipulated cash payments for the purchase of assets, in the amount of $2,175,000 and was funded under the Company's revolving credit agreement. Pro forma financial information has not been provided as it would not be meaningful since customers, products and operations of the Company will differ significantly from that of Virsan.

                                                                         ANNEX E

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                         UNAUDITED FINANCIAL STATEMENTS
                      (AND RELATED NOTES) FOR THE COMPANY
                  FOR THE THIRTEEN WEEK AND SIX MONTH PERIODS
                             ENDED JANUARY 31, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Unaudited Condensed Consolidated Balance Sheets as of July
  31, 1998, January 31, 1998 and January 31, 1999...........  E-2
Unaudited Condensed Consolidated Statements of Income for
  the Thirteen Weeks and Six Months Ended January 31, 1998
  and 1999..................................................  E-3
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Six Months Ended January 31, 1998 and 1999........  E-4
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  E-5

                             FINANCIAL INFORMATION

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         JULY 31,             JANUARY 31,
                                                       ------------   ---------------------------
                                                           1998           1998           1999
                                                       ------------   ------------   ------------
                                             ASSETS
Current Assets:
  Due from factor....................................  $ 14,686,000   $ 20,994,000   $ 15,466,000
  Accounts receivable................................     6,810,000     12,789,000      7,860,000
  Inventories........................................    21,599,000     43,126,000     46,739,000
  Prepaid expenses and other.........................       359,000        687,000        398,000
  Deferred income taxes..............................     4,334,000      3,200,000      4,496,000
  Income taxes receivable............................             0              0      1,961,000
                                                       ------------   ------------   ------------
          Total Current Assets.......................    47,788,000     80,796,000     76,920,000
                                                       ------------   ------------   ------------
  Property, plant and equipment......................    84,429,000     81,146,000     85,547,000
  Less accumulated depreciation......................   (23,039,000)   (20,380,000)   (26,221,000)
                                                       ------------   ------------   ------------
Net Property, Plant and Equipment....................    61,390,000     60,766,000     59,326,000
                                                       ------------   ------------   ------------
Other Assets.........................................       973,000        712,000        927,000
                                                       ------------   ------------   ------------
                                                       $110,151,000   $142,274,000   $137,173,000
                                                       ============   ============   ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..................  $  2,990,000   $  2,142,000   $  2,990,000
  Notes payable......................................    14,024,000     31,226,000     26,886,000
  Accounts payable...................................     2,400,000     24,637,000     21,991,000
  Accrued expenses and warranty......................     6,594,000      8,471,000      9,831,000
  Income taxes payable...............................     2,799,000        610,000              0
                                                       ------------   ------------   ------------
          Total Current Liabilities..................    28,807,000     67,086,000     61,698,000
                                                       ------------   ------------   ------------
Long-Term Debt.......................................    26,513,000     26,959,000     25,218,000
                                                       ------------   ------------   ------------
Commitment and Contingencies Stockholders' Equity:
  Common stock, $.01 par value, 30,000,000 shares
     authorized, 19,708,750 issued and outstanding at
     July 31, 1998 and January 31, 1999..............       197,000        197,000        197,000
  Additional paid-in capital.........................    44,614,000     44,662,000     44,614,000
  Retained earnings..................................    10,020,000      3,370,000      5,446,000
                                                       ------------   ------------   ------------
                                                         54,831,000     48,229,000     50,257,000
                                                       ------------   ------------   ------------
                                                       $110,151,000   $142,274,000   $137,173,000
                                                       ============   ============   ============

  The accompanying notes are an integral part of these condensed consolidated statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                THIRTEEN WEEKS ENDED          SIX MONTHS ENDED
                                                     JANUARY 31,                 JANUARY 31,
                                              -------------------------   -------------------------
                                                 1998          1999          1998          1999
                                              -----------   -----------   -----------   -----------
Net Sales...................................  $28,546,000   $22,646,000   $35,462,000   $30,973,000
Cost of Sales...............................   19,754,000    17,942,000    26,502,000    28,356,000
                                              -----------   -----------   -----------   -----------
Gross Profit................................    8,792,000     4,704,000     8,960,000     2,617,000
                                              -----------   -----------   -----------   -----------
Operating Expenses:
  Selling...................................    1,643,000     1,656,000     2,622,000     2,607,000
  General and administrative................    2,006,000     2,710,000     3,559,000     4,480,000
                                              -----------   -----------   -----------   -----------
                                                3,649,000     4,366,000     6,181,000     7,087,000
                                              -----------   -----------   -----------   -----------
Operating Income............................    5,143,000       338,000     2,779,000    (4,470,000)
Interest Expense............................      893,000     1,031,000     1,383,000     1,712,000
                                              -----------   -----------   -----------   -----------
Income (loss) before provision for income
  taxes -- historical.......................    4,250,000      (693,000)    1,396,000    (6,182,000)
Credit for income taxes.....................   (2,030,000)     (251,000)   (2,030,000)   (2,293,000)
                                              -----------   -----------   -----------   -----------
Net income (loss) -- historical.............  $ 6,280,000   $  (442,000)  $ 3,426,000   $(3,889,000)
                                              ===========   ===========   ===========   ===========
Pro Forma Presentation:
Net income (loss) -- historical.............  $ 6,280,000   $  (442,000)  $ 3,426,000   $(3,889,000)
Pro forma (credit) for income taxes.........      412,000             0      (650,000)            0
                                              -----------   -----------   -----------   -----------
Pro forma net income (loss).................  $ 5,868,000   $  (442,000)  $ 4,076,000   $(3,889,000)
                                              ===========   ===========   ===========   ===========
Pro forma net income (loss) excluding
  benefit related to change in tax status...  $ 2,668,000   $  (442,000)  $   874,000   $(3,889,000)
                                              ===========   ===========   ===========   ===========
Earnings (loss) per share:
  Basic and diluted -- historical...........  $      0.34   $     (0.02)  $      0.20   $     (0.20)
                                              ===========   ===========   ===========   ===========
  Basic and diluted -- pro forma............  $      0.31   $     (0.02)  $      0.24   $     (0.20)
                                              ===========   ===========   ===========   ===========
  Basic and diluted excluding benefit
     related to change in tax status........  $      0.14   $     (0.02)  $      0.05   $     (0.20)
                                              ===========   ===========   ===========   ===========
Weighted average shares outstanding.........   18,662,378    19,708,750    17,331,189    19,708,750
                                              ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these condensed consolidated statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                                                                     JANUARY 31,
                                                              --------------------------
                                                                  1998          1999
                                                              ------------   -----------
Cash flows from Operating Activities:
  Net income (loss).........................................  $  3,426,000   $(3,889,000)
                                                              ------------   -----------
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................     2,680,000     3,416,000
     Credit for deferred income taxes.......................    (3,200,000)     (162,000)
  Changes in assets and liabilities:
     Due from factor........................................   (10,236,000)     (780,000)
     Accounts receivable....................................    (7,089,000)   (1,050,000)
     Inventories............................................   (31,536,000)  (25,140,000)
     Prepaid expenses and other.............................      (394,000)      (39,000)
     Other assets...........................................       144,000        46,000
     Accounts payable.......................................    21,790,000    19,591,000
     Accrued expenses and warranty..........................     1,558,000     3,237,000
     Income taxes payable/receivable........................       610,000    (4,760,000)
                                                              ------------   -----------
          Total adjustments.................................   (25,673,000)   (5,641,000)
                                                              ------------   -----------
          Net cash provided used in operating activities....   (22,247,000)   (9,530,000)
                                                              ------------   -----------
Cash flows from Investing Activities:
  Capital expenditures......................................   (21,277,000)   (1,352,000)
                                                              ------------   -----------
          Net cash used in investing activities.............   (21,277,000)   (1,352,000)
                                                              ------------   -----------
Cash flows from Financing Activities:
  Proceeds from Initial Public Offering.....................    44,358,000             0
  Net borrowings on notes payable...........................    21,000,000    12,862,000
  Proceeds from issuance of long-term debt..................    12,000,000             0
  Principal payments of long-term debt......................      (841,000)   (1,295,000)
  Payment of loan costs.....................................      (293,000)            0
  Payment of S corporation distributions....................   (32,700,000)     (685,000)
                                                              ------------   -----------
          Net cash provided by financing activities.........    43,524,000    10,882,000
                                                              ------------   -----------
Net change in cash..........................................             0             0
Cash, beginning of period...................................             0             0
                                                              ------------   -----------
Cash, end of period.........................................  $          0   $         0
                                                              ============   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $  1,383,000   $ 1,748,000
                                                              ============   ===========
  Cash paid during the period for income taxes..............  $          0   $ 2,629,000
                                                              ============   ===========

  The accompanying notes are an integral part of these condensed consolidated statements.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim financial statements of Meadowcraft, Inc. and Subsidiaries, ("the Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and are presented in accordance with the requirements of Form 10-Q and Article 10 of Regulation S-X. The financial statements should be read in conjunction with the audited financial statements and notes thereto in the Company's Annual Report on form 10-K for the year ended July 31, 1998 as filed with the Securities and Exchange Commission.

     In the opinion of management, the unaudited financial statements included herein reflect all adjustments, consisting of normal, recurring adjustments, necessary to present fairly the information set forth therein. The fiscal 1999 interim results of operations are not necessarily indicative of results expected for the full year. Revenues and expenses are subject to material seasonal variations. The seasonal nature of the Company's business requires an inventory build-up during the fall and winter months in order to meet customer demand during the spring and summer selling seasons. The Company relies upon bank borrowings and cash flow from operations to finance this production.

PRINCIPLES OF CONSOLIDATION

     The unaudited interim consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries, Meadowcraft De Mexico, S.A. De C.V. and Meadowcraft (UK) Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

NEW ACCOUNTING STANDARDS AND STATEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131, which supersedes SFAS Nos. 14, 18, 24 and 30, establishes new standards for segment reporting using the "management approach" in which reportable segments are based on the same criteria on which management disaggregates a business for making operation decisions and assessing performance. The new rule becomes effective in fiscal 1999 and is not expected to have a significant impact on the Company's financial reporting.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132, which supersedes SFAS Nos. 87, 88 and 106, standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful as they were when SFAS Nos. 87, 88 and 106 were issued. The Company will adopt the new rules in fiscal 1999. The new rule is not expected to have a significant impact on the Company's financial reporting.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. This statement is effective for fiscal years beginning after June 15, 1999. The new rules are not expected to have a material effect on the Company's results of operations.

2. INITIAL PUBLIC OFFERING

     On November 25, 1997, the Company completed an Initial Public Offering (the "Offering") of 3,225,000 shares of common stock at $13.00 per share. On December 10, 1997, the underwriters exercised their over allotment option to purchase an additional 483,750 shares of common stock from the Company at $13.00 per share.

                       MEADOWCRAFT, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The net proceeds from the Offering and the over allotment option were $44,311,787, net of an underwriting discount of $3,374,963 and expenses of approximately $527,000. The proceeds were used to pay $32,700,000 of the S Corporation distribution, with the balance of $11,611,787 used to fund capital expenditures.

     Upon completion of the Offering, the Company terminated its S Corporation election. The Company made an additional S Corporation distribution in the amount of $16,334,000 in fiscal 1998. In fiscal 1999, the Company distributed $686,435, representing the final S Corporation distribution based upon the Company's S Corporation earnings attributable to the period from May 4, 1997 to the date of termination of the S Corporation election (November 25, 1997).

3. INVENTORIES

     Inventories are valued at first-in, first-out ("FIFO") cost, which is not in excess of market. An analysis of inventories follows:

                                                                       JANUARY 31,
                                                   JULY 31,     -------------------------
                                                     1998          1998          1999
                                                  -----------   -----------   -----------
Raw materials and purchased parts...............  $11,533,000   $12,633,000   $17,203,000
  Work-in-process...............................    1,075,000     1,489,000     1,748,000
  Finished goods................................    8,991,000    29,004,000    27,788,000
                                                  -----------   -----------   -----------
                                                  $21,599,000   $43,126,000   $46,739,000
                                                  ===========   ===========   ===========

4. EARNINGS PER SHARE

     The Company's basic and diluted earnings per share calculations resulted in the same weighted average shares outstanding as the Company's 403,587 stock options were not considered as their effect would be antidilutive.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its addresses set forth below.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                                  By Facsimile
                       (For Eligible Institutions Only):
                                 (718) 234-5001

                         Confirm Facsimile by Telephone
                                 (800) 937-5449

                      By Mail, Hand or Overnight Courier:
                                 40 Wall Street
                                   46th Floor
                            New York, New York 10005

                             ---------------------
     Stockholders should contact the Information Agent or their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                           New York, N.Y. 10005-4495

                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll-Free: (800) 207-2872